24-10011

02024982

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Eaton Laboratories, Inc.

COVER PAGE
FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

EATON LABORATORIES, INC.

Type of securities being offered:		Common Stock
Maximum number of securities offered:		2,500,000
Minimum number of securities offered:		125,000
Price per security:		$0.40
Total proceeds:	**If maximum sold:**	$ 1,000,000
	If minimum sold:	$ 50,000
Is a commissioned sales agent selling the securities offered?		Yes
What percentage is commission of price to public:		10%
Is their other compensation to the selling agent?		No
Is their a finder's fee or similar payment to any person?		Yes
Is their an escrow of proceeds until minimum is obtained?		Yes
Is this offering limited to members of a special group, such as employees of the Company or individuals?		No
Is the transfer of securities restricted?		Yes

INVESTMENT IN SMALL BUSINESS INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR INVESTMENT IN ITS ENTIRETY. SEE QUESTION NUMBER TWO (2) FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Date of This Offering Circular is August 28, 2001

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS ON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A UNDER THE SECURITIES ACT OF 1933.

This Company:

[X] is in the development stage.
[X] is currently conducting operations.

[Balance of this page intentionally left blank]

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY ON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS DISCLOSURE DOCUMENT.

THE COMPANY

1.	**Exact Corporate Name:**	Eaton Laboratories, Inc.
	State of Incorporation:	State of Nevada
	Date of Incorporation:	February 2, 2000
	Principal Office:	500 N. Rainbow, Suite 300 Las Vegas, Nevada 89107
	Company Telephone Number:	(702)-221-1953
	Fiscal Year:	December 31
	Person to Contact at Company with respect to Offering:	Mark DeStefano
	Telephone Number:	(702)-203-8477

RISK FACTORS

2. **List in order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e. those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).**

*1. Limited Operating History. The Company was organized on February 2, 2000, activities to date have been limited primarily to organization, initial capitalization, finding an appropriate operating facility in Las Vegas, Nevada, and commencing with initial operational plans. The Company has yet to generate any revenues. As of the date of this offering circular, the Company has developed a business plan, established administrative offices, conducted preliminary research to formulate a generic pharmaceutical, signed a contract with the Food and Drug Administration ("FDA") contract manufacturer, completed the process development stage, confirmed the process development with dissolution data, and identified a former FDA Deputy Director to submit the Abbreviated New Drug Application ("ANDA") to the FDA.

*The Company, however, has limited operating history and must be considered to be a developmental stage company. Prospective investors should be aware of the difficulties encountered by such new enterprises, as the Company faces all of the risks inherent in any new business and especially with a developmental stage company. These risks include, but are not limited to, competition, the absence of an operating history, the need for additional working capital, and the possible inability to adapt to various economic changes inherent in a market economy. The likelihood of success of the Company must be considered in light of these problems, expenses that are frequently incurred in the operation of a new business and the competitive environment in which the Company will be operating.

*2. Need for Additional Capital. As of August 28, 2001, the Company had working cash and equivalents of $40,498; deposits for research and development of $255,980; and, prepaid rent of $2,330. The Company needs substantial additional capital in order to order to obtain FDA

(Food and Drug Administration) approval to market a generic prescription pharmaceutical. The Company has initial plans to conduct the necessary investigative studies to bring an off-patent pharmaceutical product into the market. The regulatory requirements of the FDA to issue an ANDA (abbreviated new drug application) will be capital intensive (i.e. stability studies, bioequivalence studies, and final product manufacturing/distribution will be needed), this project will also require a larger working capital basis to maintain adequate inventories of the approved product. This need for additional funds will be derived somewhat from internal revenues and earnings, however, the vast majority will be received from future stock offerings. These future offerings could significantly dilute the value of any previous investor's investment value.

*The Company fully anticipates that the proceeds from the sale of all of the Common Shares being sold in this offering will be sufficient to provide for the Company's capital need for the next twelve to eighteen months. If less than all of the Common Shares are sold or if the capital needs are greater than expected, the Company will be required to seek other sources of financing. No guarantees can be given that the Company will sell any of the Common Shares offered or that other financing will be available, if required, or if available, will be on terms and conditions satisfactory to management. The above outlined capital problems which could significantly affect the value of any Common Shares that are sold to the public and could result in the loss of an investor's entire investment.

*3. Operating Losses, Negative Cash Flow from Operations. The Company has prepared financial statements as of August 28, 2001, reporting that the Company is in its developmental stages. Its ability to continue to operate as a going concern is fully dependent upon the Company obtaining sufficient financing to continue its development and operational activities. The ability to achieve profitable operations is in direct correlation to the Company's ability to raise sufficient financing. Accordingly, management believes the Company's continued existence, future expansion, and ultimate profitability is fully dependent upon raising sufficient proceeds from this offering. It is important to note that even if the appropriate financing is received, there is no guarantee that the Company will ever be able to operate profitably or derive any significant revenues from its operation. The Company could be required to raise additional financing to fully implement its entire business plan.

*It is also important to note that the Company anticipates that it will not generate any income unless the FDA approves their ANDA application, this in itself will not guarantee any income. Therefore, the Company can incur losses and negative cash flow over the next twelve (12) to eighteen (18) months. There is no guarantee that the Company will ever operate profitably or even receive positive cash flows from full operations. This is especially the case if the company cannot produce satisfactory results in its initial stability and bioequivalent studies.

*4. Competition. In the pharmaceutical business, the first generic entry captures the lion share of the market. The Company has no way of knowing that another company may be working on bringing the same generic product into the market. At this time, there are no generics products for the product the Company plans to bring to the market. In order to obtain FDA approval to market a generic, it can take almost a twelve (12) to eighteen (18) months to obtain an ANDA from the FDA. And, there is no way to find out if someone else has submitted identical paperwork beforehand. Therefore, there is always a possibility that similar generic may enter the market before our generic. When multiple generics of the same product exist, it becomes a price war to capture market share. It depends on the volume of the brand name product to determine how low to drop a price.

*5. Possible Inability to Find Suitable Employees. The Company currently relies heavily upon the services and expertise of T.J. Jesky (President and Chief Executive Officer) and Mark DeStefano (Treasurer). In order to implement the aggressive business plan of the Company, management recognizes that additional staff is required if they can obtain an ANDA from the FDA. Once the Company begins selling its generic pharmaceutical product, to properly support the marketing, sales, research, and support functions of the Company, the following additional personnel will be needed:

Management:	2 Officers (2 Internal)
Marketing:	1
Customer Relations:	1
Administration:	2
Sales	5

No personnel will be added to the Company until the Company has adequate cash flow to compensate said personnel. This includes the two Officers of the Company, who plan to take no salary until cash flows from the sale of the future pharmaceutical product permits.

No assurances can be given that the Company will be able to find suitable employees that can support the above needs of the Company or that these employees can be hired on terms favorable to the Company.

*6. Lack of Cash Dividends. The Company has not paid any cash dividends on the Common Shares to date, and there can be no guarantee that the Company will be able to pay a cash dividends on the Common Shares in the foreseeable future. Initial earnings that the Company may realize, if any, will be retained to finance the growth of the Company. Any future dividends, of which there can be no guarantee, will be directly dependent upon earnings of the Company, its financial requirements and other factors that are not determined. (See "CAPITALIZATION")

*7. Government Regulation. Although the Company plans on obtaining all required federal and state permits, licenses, FDA registrations and bonds to operate its facilities, there can be no assurance that the Company's operation and profitability will not be subject to more restrictive regulation or increased taxation by federal, state, or local agencies.

*8. Possible Liability for Service Provided. There is no guarantee that the level of coverage secured by the Company will be adequate to protect the Company from risks associated with claims that exceed the level of coverage maintained. As a result of the Company's limited operations to date, no threatened or actual claims have been made upon the Company for service liability.

*9. Shares Subject to Rule 144. On August 28, 2001, the Company had 10,500,000 of Common Shares issued and outstanding that have not been registered with the Commission or any State securities agency and which are currently restricted pursuant to Rule 144 promulgated by the Commission under the 1933 Act. Rule 144 provides, in essence, that a person holding restricted securities for two years from the date the securities were purchased from the issuer, or an affiliate of the issuer, and fully paid, may sell limited quantities of the securities to the public without registration, provided there shall be certain public information with respect to the issuer. Pursuant to Rule 144, securities held by non-affiliates for more than three years may generally be sold without reference to the current public information or broker transaction requirements, or the volume limitations. None of the current outstanding restricted shares are available for resale pursuant to Rule 144. The sale of some or all of the currently restricted Common Shares could have a material negative impact upon the market price of the Common Shares if a market for the Common Shares should develop in the future. (See "PRINCIPAL STOCKHOLDERS")

*10. Lack of an Underwriter. The Common Shares are being offered by the Company through its officers, directors and several licensed agents of the issuer. No broker-dealer has been retained as an underwriter and no broker-dealer is under any obligation to purchase any Common Shares. In addition, the officers, directors, and agents of the Company collectively have limited experience in the offer and sale of securities. Consequently, there is no guarantee that the Company is capable of selling all, or any, of the Common Shares offered. (See "PLAN OF DISTRIBUTION")

*11. Arbitrary Offering Price. The offering price of the Common Shares offered hereunder has been arbitrarily determined by the Company and bears no relationship to any objective criterion of value. The price does not bear any relationship to the assets, book value, historical earnings or net worth of the Company. In determining the offering price, the Company considered such factors as the prospects, if any, for similar information services, the previous experience of management, the Company's anticipated results of operations, the present financial resources of the Company and the likelihood of acceptance of this Offering. (See "PLAN OF DISTRIBUTION")

*12. Immediate Substantial Dilution. As of August 28, 2001, the Company's net tangible book value per Common Share was approximately $0.028 per share. If all the Common Shares offered hereunder are sold (maximum offering), investors will suffer immediate dilution of $0.30 per share, or 75.00% of the offering price. Meanwhile, existing holders of Common Shares will receive an immediate benefit of $0.0715 per share. If the minimum number of Common Shares offered hereunder are sold, investors will suffer immediate dilution of $0.3672 per share, or 91.79% of the offering price. Meanwhile, existing holders of Common Shares will receive an immediate benefit of $0.0044 per share. (See "OFFERING PRICE FACTORS").

*13. Public Will Bear Substantial Risk of Loss. The capital required by the Company to expand and develop further operations is being sought entirely from the proceeds of this Offering. Therefore, investors hereunder will bear most of the risk of the Company's expanded operations until such time as the Company achieves profitable operations, if ever. Further, if management is successful in attaining its goals for utilization of this Offering, the Company may need additional capital, of which there is no guarantee such may be obtained under terms and conditions acceptable to the Company. (See "FINANCIAL STATEMENTS")

*14. Officer and Director Control. Under the terms of the Company's Articles of Incorporation, as amended and restated, and the Certificate of Designation filed with the Secretary of State of Nevada with respect to the rights, preferences and limitations of the Common Shares, each entitled to vote on any matters presented to stockholders of the Company. Although the maximum number of Common Shares offered hereunder may be sold, of which there is no assurance, the present officers and directors of the Company will own approximately 88.37% of the issued and outstanding Common Shares given the offering. In the event that the entire number of Common Shares offered hereby are sold the purchasers in this Offering will own approximately 11.63% of the Company's Common Shares, which are presently the only class of common voting securities authorized by the Company's Articles of Incorporation. As a result, purchasers of the Common Shares will have only a limited voice in the Company's management, which is likely to be controlled by the present officers and directors of the Company. As a result, the current management will retain voting control of the Company. (See "PRINCIPAL STOCKHOLDERS" and "DESCRIPTION OF SECURITIES")

*15. Use of Proceeds Not Specific. The proceeds of this Offering have been allocated only generally to conducting the necessary investigative studies, both stability and bioequivlance as required by the FDA to issue ANDA approval to market a generic prescription drug. (See "USE OF PROCEEDS")

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

***(A) Describe in detail what business the Company does and proposes to do, including what products or goods are or will be produced or services that are or will be rendered.**

Eaton Laboratories, Inc. plans to produce, generic pharmaceutical products, through contract FDA approved laboratories, and manufacturing facilities, for pharmaceuticals which have lost their innovator patent, and no other generics for these products are currently on the market. The company plans to distribute these products into the marketplace through drug wholesalers, chain pharmacies and State Medicaid programs.

***(B) Describe how these products or services will be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether a working prototype(s) is in existence. Indicate if completion of development of the product will require material amounts of resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any existing major supply contracts.**

- The Company signed a confidentiality agreement with an FDA approved laboratory to conduct the necessary stability and process development for an off-patent pharmaceutical product, which is currently not being marketed by any other company.

- The Company has identified a laboratory and/or contract manufacturer who is willing to complete the necessary laboratory research for FDA approval to market this pharmaceutical product.

- The Company has completed the process development stage, and validated the process with dissolution which will be submitted with its ANDA package.

- The Company has identified a laboratory to conduct a pilot study to validate the process development stage and conduct the bio-batch bioavailability studies.

- The Company has identified a retired Deputy Director of the FDA Generic Division who would act as a consultant to the Company to submit the final ANDA approval package.

- Market the product at 2/3's the price of the brand name product.

- Sign an agreement with a drug distributor to handle the physical distribution and billing of this product.

- Notify the trade that a FDA AB-rated product is now available. At this time we can start pre-booking orders for the product.

- Once FDA approval is obtained, manufacture an initial stock of 25,000 units, and fill the trade (wholesalers, drug chain headquarters, managed health care organizations and the Federal Government bases) with this product.

Eaton Laboratories, Inc. must be able to duplicate this product. Once the product is duplicated a pilot batch of 100,000 tablets must be manufactured and stability test must show minimal variation within the batch. After the product passes the stability test, a bioequivalence study must be completed on 12 to 24 healthy normal male adults. As stated, the Company has identified a center to conduct the pilot batch study. The monies raised in this Private Placement will be used to fund the bioequivalence study.

Eaton Laboratories, Inc. needs to demonstrate through these studies that bioequivalence of their forthcoming pharmaceutical product that it involves equivalence with respect to the rate and extent of drug absorption of the innovator product on the market. Two formulations whose rate and extent of absorption differ by 20% or less are generally considered bioequivalent. The use of the 20% rule is based on a medical decision that, for the drugs, a 20% difference in the concentration of the active ingredient in blood will not be clinically significant.

The study conducted through the funding of this project needs to verify the particular pharmacokinetic parameter, that the ± 20% rule is satisfied, two one-sided statistical tests are carried out using the data from the bioequivalence study. One test is used to verify that the average response for the generic product is no more than 20% *below* that for the innovator product; the other test is used to verify that the average response of the generic product is no more than 20% *above* that for the innovator product. The current practice is to carry out the two one-sided tests at the 0.05 level of significance.

Computationally, the two one-sided tests are carried out by computing a 90% confidence interval. For approval of a abbreviated new drug application (ANDA) by the FDA, in most cases, the generic product must show that a 90% confidence interval of the difference between the mean response of its product and that of the innovator is within the limits ± 20% of the innovator mean.

Eaton Laboratories, Inc. needs to raise, $1,000,000 to proceed with this project, specifically to fund the required investigative work. (See "Use of Proceeds".)

***(C) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within the industry. Describe that part of the industry and the geographic area in which the business competes or will compete.**

The pharmaceutical business has consistently grown in gross profit and revenues. According to the U.S. Department of Commerce, there are currently 1,356 pharmaceutical manufacturers in the U.S. who sell $74.2 billion in pharmaceutical products. Generic products account for 50 percent of the unit volume and approximately 30 percent of the total dollar volume.

Eaton Laboratories, Inc. plans to market generic pharmaceutical products, where the brand name equivalent patent has expired. The company initially plans to target an established brand name product whose volume is $80 million per year. Major generic pharmaceutical manufacturers look for products with higher revenues to target. Their cost of overhead does not justify the expense to develop and market generics products whose volume is less than $50 million per year. Generic products generally sell at 1/3 the price of brand name products; however, profit margins are higher for generic products since the companies do not carry the overhead of research, administration, marketing, plants and equipment.

There are very few generic pharmaceutical companies who target the lower volume brand name products that have lost their patent. It is the goal of Eaton Laboratories, Inc. to identify these smaller volume products, and with little overhead, find a contract laboratory and manufacturer who can adhere to FDA guidelines to replicate these products.

The Company plans to begin with one product and it will take twelve to eighteen months before the company can expect to generate any revenues. It will take that amount of time to obtain FDA approval to market said product. The initial generic product will be attempting to cannibalize an innovator product that currently generates revenues of $80 million per year, with no generic competition. The innovator sells for $120.00 per bottle, and the Company plans to price its generic equivalent product at $80.00 per bottle. The Company anticipates the cost to produce one bottle of the generic product will be approximately $11.00 per bottle. Upon release of this product, the Company hopes to capture the twenty-five (25) percent of current market the first going-year and an additional one percent of market share for each month its generic product is on the market.

<u>NOTE:</u> Because the Disclosure Document focuses primarily on details concerning the Company rather than the industry which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight into assessing the Company's prospects.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitor's products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. indicate the relative size and financial market strengths of the Company's competitors in the area in competition in which the Company is or will be operating. State why the Company believes that it can effectively compete with these and other companies in its area of competition.

It is the Company's goal to enter the marketplace as the first generic product for the innovator brand name product. There are no assurances or guarantees that other generic products may enter the marketplace beforehand.

In the pharmaceutical business, the first generic entry captures the lion share of the market. In order to obtain FDA approval to market a generic, it can take almost a 12-18 months to obtain an ANDA from the FDA. And, there is no way to find out if someone else has submitted identical paperwork beforehand. Therefore, there is always a possibility that similar generic may enter the market before our generic.

When a generic pharmaceutical product enters the market place, it is generally priced at a 1/3 discount to the brand name product. As multiple generics enter the marketplace, additional price reductions take place. Frequently, the brand name product's price does not drop. The company manufacturing and selling the brand name product cannot afford to cut the price, since they are burdened, with research, marketing, administration, and plant and equipment costs. Additionally, once FDA approval is obtain, the brand name companies cannot make claims of superiority of their product, since the FDA clearly states they are the same.

When multiple generics of the same product exist, it becomes a price war to capture market share. It depends on the volume of the brand name product to determine how low to drop a price. As stated, the Company does not know whether another generic company plans to market the same product.

(D) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products and services are or will be marketed (such as advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. name any customers that account for, based upon existing orders will account for, a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Once a new generic product enters the marketplace, the FDA itself announces through its newsletter ("Pink Sheets") that the product has been approved for sale. When the product becomes available for sale, there are just a two major data banks, who need to be notified that the product is available. They are: First Data Bank and Medi-Span. These data banks, notify the trade that a new generic product is available.

Wholesalers want to be informed before a product is approved so that they can enter the product into their warehouse and computer system. The top 10 wholesalers ship pharmaceutical products to 80 percent of the pharmacies in the U.S. The pharmacies are notified that a new generic product is available through the above mentioned data banks. Based on the price of the new generic, they will quickly substitute the generic the brand product, and not drop the retail sales price to the public accordingly. This is how pharmacies improve their profit margins. Many managed health care organizations and some States are mandated to use generic products, whenever they are available, in place of the brand name products.

***(E) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.**

The Company has no order backlog. It is a start-up.

Explain the reasons for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

Not Applicable.

***(F) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.**

The Company is seeking funding to outsource stability and bioequivalence studies with FDA approval facilities. If the FDA issues an ANDA for the product, the product will be manufactured and distributed by a contract manufacturer. Therefore, actual Company staffing is minimal.

The Company currently has two (2) employees. One (1) President and Chief Executive Officer (T.J. Jesky); and one (1) Chief Financial Officer (Mark DeStefano). In order to implement the aggressive business plan of the Company, management recognizes that some additional staff may be required, once ANDA approval has been attained. To properly support the marketing, sales, research, and support functions of the Company, the following additional personnel are needed:

Management:	2 Officers (2 Internal)
Marketing/Sales	1
Customer Relations:	1
Administration	2
Sales	5

***(G) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the costs of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.**

The business has a primary contact office in Nevada. The Nevada address is 500 N. Rainbow, Suite 300, Las Vegas, NV 89107. This office space is being provided to the Company, through one of its Officers at no cost. The company does not plan to lease additional facilities, as it intends to out-source investigative work and manufacturing.

***(H) Describe the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including the use of any confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and the expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.**

The purpose of this Offering is to obtain funds to complete the necessary FDA regulations to obtain an ANDA for a generic prescription drug.

This began by signing confidentiality agreements with approved FDA contract facilities. The first step is to duplicate the product in a FDA approval laboratory and be able to produce a pilot batch of the product. This first step can take six (6) months to complete, the Company is on schedule to complete this first step by August, 2001. Once this accomplished a bioequilavent study must be completed. The Company hopes to begin the bioequilavent study in September, 2001. It is expected that this study will take three months to complete.

The standard bioequivalence study required by the FDA is conducted in a crossover fashion in a small number of volunteers, usually with 12 to 24 healthy normal male adults. Single doses of the test and reference drugs are administered and blood or plasma levels of the drug are measured over time. Characteristics of these concentration-time curves, such as the area under the curve (AUC) and the peak blood or plasma concentration, are examined by statistical procedures.

Once this study is completed, the Company is required to submit an ANDA package to the FDA for their review and comments. Normally, the FDA will take 180 days from the receipt of the ANDA package to comment on the submission. The Company will need to respond to their comments by providing additional research to the FDA, or complying with their requirements. Therefore, it is difficult to determine the amount of time required to obtain approval to market a pharmaceutical product before the FDA releases the product for sale.

***(I) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.**

The FDA has established rigid guidelines before they will approve the marketing of a generic product. Eaton Laboratories, Inc. plans to follow the guidelines set forth by the FDA. The company will only use FDA facilities to complete its research work.

***(J) State the names of any of the subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if concluded but not consolidated, please explain.**

Not Applicable.. The Company currently owns no subsidiaries.

***(K) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitulations. If the Company has recently undergone**

a stock split, stock dividend or recapitalization in the anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

The Company was formed on February 2, 2000. On February 3, 2000 founding shareholders purchased 10,500,000 shares of the company's authorized but unissued treasury stock. (A more complete explanation of these transactions can be found on Question 7(b). The Company became operational in February of 2000. The Company signed a Confidentially Agreement with Atlantic Pharmaceuticals, Owings Mills, MD. The Company also reached an agreement with Atlantic Pharmaceuticals to produce this generic product at their FDA approval facilities. Atlantic Pharmaceuticals just completed the process development stage. Said differently, they have completed duplicating the proposed generic product, and they validated their results through an "in vitro" dissolution study. Eaton Labs, subsequently contracted with a bioequivalence laboratory to validate these results "in vivo" by testing a pilot batch on healthy humans. If the pilot batch test is successful, the company will move forward with a full bio-batch study, as required by the FDA for ANDA submission. The Company also identified a former Deputy Director of the FDA generic branch to serve as an consultant throughout the ANDA submission process. The Company has also been registered with the Food and Drug Administration ("FDA"). The FDA has assigned the Company registration number: 63831. These are the Company's only significant events to date.

4. *(A) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestone's which in the management's opinion must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Event or Milestone	Expected manner of occurrence or method of achievement	Date, or number of months after receipt of proceeds when should be accomplished
1. Business becomes operational	Funds from founding shareholders	Already completed
2. Sign Confidentially Agreements	Identify and develop agreements with FDA approved Laboratories	Already completed
3. Develop generic product	Internal funding	Already completed
4. Validate results with Dissolution Study	Internal funding	Already completed
5. Company Registered with FDA	Registration No. 63831 assigned	Already completed
6. Begin Pilot Batch studies	Using Proceeds from this offering	Upon reaching minimum escrow.
7. Begin Bioequivalence studies	Upon successful Pilot Study	Upon obtaining funding.
8. Develop second generic product	Identify Product Opportunity	When funding is achieved
9. Submit ANDA to FDA	Using Proceeds from this offering	Upon completion of bioequivalence study. of completion of offering
10. Begin Marketing the product	FDA approval of ANDA submission	Within six (6) to twenty-four (24) months of the completion of this bioavailability study.
11. SEC Registration	Filing 10SB12G Registration with the SEC	Sixty (60) days of the completion of this offering
12. SEC Registration Effective	Submission 15c211 Package to NASD	Within sixty (60) day of effective SEC Registration, without deficiencies.
13. The Company operates at a profit	Pharmacies Stock and Sell Product	Upon payment of product.

*B) State the probable consequences to the Company of delays in achieving the events or milestones within the above time schedule, and particularly the effect of delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs (See question Nos. 11 and 12)

Items 1, 2, 3 4 and 5 are already achieved. Item 6 is in progress. If the Company is unable to successfully complete this offering (item 6 and 7) it is doubtful that the Company could continue to operate. Regarding item 8, if the Company is unable to obtain an ANDA from the FDA, for this first product introduction, the company would have no product to market, and would have to seek approval on its second to survive. If the company can obtain an ANDA from the FDA, it would need additional funding to contract manufacture enough product to fill the trade pipeline. If at that time, it is unable to find this funding, it would be operating at a loss and could not sustain such operational losses for an extended period and would have to close its business.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether the achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

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OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?

This is a developmental stage company with no prior operating history.

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

The Company has not operated at a profit or loss to date due to the fact that it is a developmental stage company without any operating history to date.

7. *(A) What is the net tangible book value of the Company? (If deficit, show in parenthesis) For this purpose, net tangible book value means total assets exclusive of copyrights, patents, goodwill, research and development costs and intangible items) minus total liabilities.

Total Assets - Total Liabilities = Book Value

$298,808 - $0 = $298,808

Book Value Per Share = Book Value/Shares Outstanding

$298,808/10,500,000= $0.028

If net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

The offering price of the Common Shares offered hereunder has been arbitrarily determined by the Company and bears no relationship to the assets, book value, historical earnings or net worth of the Company. In determining the offering price, the Company considered such factors as the prospects, if any, for the goods and services within its industry, the previous experience of management, the technological developments related to the Company's products to date, the Company's historical and anticipated results of operations, the present financial resources of the Company and the likelihood of acceptance of this Offering.

*(B) State the dates on which the Company sold or otherwise issued securities during the last twelve months, the amount of such securities sold, the number of persons to whom they were sold, any relationship of those persons to the Company at the time of the sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration (Exclude bank debt)

Name Position In Company	Common Shares Issued	Date Issued
T. J. Jesky, President/CEO(1)	5,500,000	Feb 3, 2000
Mark DeStefano, CFO(2)	5,000,000	Feb 3, 2000
Totals:	10,500,000	

(1) T. J. Jesky, President and CEO of the Company, 1801 E. Tropicana, Suite 9, Las Vegas, Nevada 89119.

(2) Mark DeStefano, Chief Financial of the Company, 500 N. Rainbow, Suite 300, Las Vegas, Nevada 89107

8. (A) What percentage of the outstanding shares of the Company will the investors in this offering have? (Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less that the offering price. Also, assume exercise of any options, warrants or rights and conversion of any convertible securities offered in this offering.)

If the maximum is sold: 19.2%

If the minimum is sold: 1.2%

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DILUTION

As of August 28, 2001, the Company had 10,500,000 Common Shares issued and outstanding. Dilution is the reduction of a purchaser's investment measured by the difference between the price of shares in this Offering and the net tangible book value at August 28, 2001, and the increase attributable to purchases by investors in this Offering. Net tangible book value per share represents the amount of the Company's tangible assets in excess of its liabilities, divided by the number of shares outstanding.

The following table sets forth the dilution to be incurred by investors acquiring shares in this Offering.

	Minimum Offering	Maximum Offering
Net tangible book value per share at August 28, 2001	$0.028	$ 0.028
Net tangible book value after this Offering	$ 348,808	$ 1,298,808
Net tangible book value per share after this Offering	$ 0.0328	$ 0.10
Increase per share attributable to new stockholders	$ 0.0044	$ 0.0715
Dilution	$ 0.3672	$ 0.30
Dilution as percentage of purchase price	91.79%	75.00%

(B) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered)

If maximum Offering is sold: 13,000,000 shares times $0.40 = $5,200,000
If minimum Offering is sold: 10,626,000 shares times $0.40 = $4,250,000

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

***These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and use any outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be:**

None -- Not Applicable.

These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be:

None -- Not Applicable.

NOTE: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

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USE OF PROCEEDS

9. (A) **The following table sets forth the use of proceeds from this offering:**

	Minimum Offering	Maximum Offering
Offering Proceeds	$ 50,000	$1,000,000
Gross Proceeds	$ 50,000	$1,000,000
Less: Offering Expenses		
Commissions & Finders Fees	$ 5,000	$ 100,000
Legal and Accounting	$ 5,000	$ 5,000
Copying and Advertising	$ 1,000	$ 1,000
Organizational	$ 1,000	$ 1,000
TOTAL OFFERING EXPENSES	$ 12,000	$ 107,000
Net Proceeds From Offering	$ 38,000	$ 893,000
Use of Proceeds		
BioBatch Manufacture:		
Full Raw Material Release		29,700
Batch Manufacture		12,400
In-Process Testing		5,000
Finished Release		9,000
FDA Submission Package		50,000
Pilot "in vivo" Study	35,000	35,671
Bioavailability "in vivo" Study		250,000
ANDA Submission Package		25,000
Administrative Expenses	3,000	61,750
Sub Totals:	38,000	478,521
Second Generic Product Development		382,000
General Working Capital		32,479
Sub Total of Expenses	$ 38,000	$ 893,000
Offering Expenses	12,000	107,000
Total Use of All Proceeds	$ 50,000	$1,000,000

Management wishes to point out that these are only cost estimates if cost overrun and unforeseen costs occur, such costs will likely have an adverse effect upon the Company's financial condition and pose additional risk for shareholders. Management anticipates the company needs approximately $478,521 to complete the submission process for its first ANDA. Use of proceeds includes the phase one development of a second generic product.

In the event that the minimum number of the Common Shares are sold in this Offering, the Company will still be required to seek other sources of financing to complete the project of completing its ANDA application process. No guarantees can be given that the Company will sell any of the Common Shares offered or that other financing will be available, if required, or if available, will be on terms and conditions satisfactory to management. If adequate funding cannot be obtained, investors stand the risk of losing their entire investment in this Offering.

***(B) If there is a minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.**

The minimum amount of proceeds that must be raised before the Company may use these proceeds is $50,000. This funds will be used to complete the Pilot "in vivo" Study. This study will test the generic product in six healthy humans. The study will be used to determine whether a full bio-batch of the product should be produced for further testing and evaluation as required by the FDA for an ANDA submission.

NOTE: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries of similar payments, a potential investor should consider whether the remaining portion of his investment, which would be the part available for future development of the Company's business and operations, would be adequate.

10. *(A) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds of this offering, state the amounts and sources of such other funds, and whether these funds are firm or contingent. If contingent, explain.

None -- Not Applicable.

***(B) If any major part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.**

None -- Not Applicable.

***(C) If any material amount of the proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material costs of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the name of the person from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.**

None -- Not Applicable.

***(D) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or moneys loaned or advanced, or otherwise, explain.**

Mark DeStefano, Director and Officer, provided the financing to pay for the Offering Registration. Whether or not this Offering is completed, these funds would be non-refunded to Mark DeStefano. He will accept the loss of the funds spent, without seeking reimbursement from the Company.

***11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of a note, loan, lease or other indebtedness or financing agreement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens, or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.**

(A) The Company is not having any current cash flow problems.

(B) The Company does not have any unsatisfied obligations.

(C) The Company's cash requirements would be adequate with the use of the minimum proceeds from the Offering to complete the necessary FDA studies. The Company's management believes the proceeds from this offering would provide the Company with a reasonable chance of surviving the next twelve months.

12. Indicate whether the proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

As of August 28, 2001, the Company had spent $255,980 in deposits for research and development towards the completion of its business plan. The Company anticipates that the proceeds from the sale of all of the Common Shares offered will provide the capital requirements to implement the Company's initial plans over the next twelve months. If less than all of the Common Shares offered are sold or if the capital needs of the Company are greater than currently anticipated, the Company will be required to seek other sources of financing. No guarantee can be given that the Company will sell any of the Common Shares offered or that other financing will be available, if required, or if available, will be available on terms and conditions satisfactory to management. The Company has prepared audited financial statements as of August 28, 2001, reporting that the Company is in the development stage and its ability to establish itself as a growing concern is dependent upon the Company obtaining sufficient financing to continue its development activities and, ultimately, to achieve profitable operations. Accordingly, management believes the Company's continued expansion is dependent upon raising proceeds from this Offering and upon the achievement of profitable operations in the future, of which there is no guarantee. The Company could be required to secure additional financing to fully implement its entire business plan. There is no guarantee that such financing will be available to the Company, or if available, will be available on terms and conditions satisfactory to management.

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CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalization or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	As of August 28, 2001	Amount Outstanding As adjusted Minimum	Maximum
Debt	$ 0	$ 0	$ 0
Short Term Debt	$ 0	$ 0	$ 0
Long Term Debt	$ 0	$ 0	$ 0
Total Debt	$ 0	$ 0	$ 0
Stockholders Equity			
Preferred Stock	$ 0	$ 0	$ 0
Common Stock	$ 10,500	$ 10,625	$ 25,000
Additional Paid in Capital	$289,500	$ 339,375	$1,275,000
(Deficit) accumulated during development stage	$ (1,192)	$ (1,192)	$ (1,192)
Total Stockholders' Equity (deficit)	$ 0	$ 0	$ 0
Total Capitalization	$298,808	$ 348,808	$1,298,808

Number of preferred shares authorized to be outstanding:

20,000,000 Shares Authorized and None outstanding

Number of common shares authorized to be outstanding:

80,000,000 Shares Authorized and 10,500,000 outstanding

Pay or stated value per share, if any:

Par value $0.001 per share

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights:

None -- Not Applicable.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

Common Stock

15. These securities have:

		YES/NO
A.	Cumulative voting rights	No
B.	Other special voting rights	No
C.	Preemptive rights to purchase in new issues of shares	No
D.	Preference as to dividends or interest	No
E.	Preference upon liquidation	No
F.	Other special rights or preferences (specify)	No

16. Are these securities convertible?

No these securities are not convertible

17. (A) If securities are notes or other types of debt securities:

(1) What is the interest rate? _____%
If interest rate is variable or multiple rates, describe:

Not Applicable.

(2) What is the maturity date: ___/___/
If serial maturity dates, describe:

Not Applicable.

(3) Is there a mandatory sinking fund? Describe:

Not Applicable.

(4) Is there a trust indenture?
Name, address and telephone number of the trustee:

Not Applicable.

(5) Are the securities callable or subject to redemption?
Describe, including redemption prices:

Not Applicable.

(6) Are the securities collateralized by real or personal property? Describe:

Not Applicable.

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination:

Not Applicable.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment and principal?

Not Applicable.

How much indebtedness is junior to the securities?

Not Applicable.

(B) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for the fiscal year. "Earnings" means pretax income from continuing operations plus fixed charge and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Not Applicable.

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See questions Nos. 11 and 12. See also the Financial statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock:
Are unpaid dividends cumulative:
Are securities callable? Explain:

Not Applicable.

Note: Attach to this offering circular copies of a summary of a charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

All holders of outstanding Common Shares are equal to each other with respect to voting, and dividend rights and are equal to each other with respect to liquidation rights. Special meetings of the stockholders may be called by the officers, directors or upon the request of a majority of the stockholders. In the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive ratably the net assets of the Company available to the stockholders. Holders of outstanding Common Shares have no preemptive, conversion or redemptive rights. All of the issued and outstanding Common Shares, when offered and sold will be duly authorized, validly issued, fully paid and non-assessable. To the extent that additional Common Shares of the Company are issued, the relative interests of the then existing stockholders may be diluted.

20. Current amount of assets available for payments or dividends (if deficit must be first made up, show deficit in parenthesis):

The Company has not paid any cash dividends on the Common Shares to date, and there are no plans for paying cash dividends on the Common Shares in the near future. Initial earnings that the Company may realize, if any, will be retained to finance the growth of the Company. Any future dividends, of which there can be no guarantee, will be directly dependent upon earnings of the Company, its financial requirements and other factors.

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

The Company does plan to pay a ten percent finder's fee, to help the Company complete this Offering. The sales agents for the Company, who are the Officers of the Company will not take any compensation for selling stock in the Company.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other compensation, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular.

The Company will pay a ten (10) percent commission of the gross amount of moneys raised as a finder's fee in the form of a finder's fee. The sales agents of the company will not receive any commission.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

The Company plans self underwrite it's own offering. The Company will pay a finder's fee of ten (10) percent of the gross amount of moneys raised as a finder's fee.

Note: After reviewing the amount of compensation to its selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendations by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of the persons at the Company through which this offering is being made.

T. J. Jesky, President/CEO of the Company
Mark DeStefano, Chief Financial Officer of the Company

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply.

The Offering has no restrictions. -- Not Applicable.

26. (A) Name, address and telephone number of independent bank or savings and loan association or similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Not Applicable.

(B) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Not Applicable.

Will interest on proceeds during escrow period be paid to investors?

Not Applicable.

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

On August 28, 2001, the Company had 10,500,000 Common Shares issued and outstanding that have not been registered with the Commission or any State securities agency and which are currently restricted pursuant to Rule 144 promulgated by the Commission under the 1933 Act. Rule 144 provides, in essence, that a person holding restricted securities for one year from the date the securities were purchased from the issuer, or an affiliate of the issuer, and fully paid, may sell limited quantities of the securities to the public without registration, provided there shall be certain public information with respect to the issuer. Pursuant to Rule 144, securities held by non-affiliates for more than three years may generally be sold without reference to the current public information or broker transaction requirements, or the volume limitations. The current outstanding restricted shares were acquired on February 3, 2000. The sale of some or all of the currently restricted Common Shares could have a material negative impact upon the market price of the Common Shares if a market for the Common Shares should develop in the future.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investments in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

The Company has not paid any cash dividends on the Common Stock to date, and there are no plans for paying cash dividends on the Common Stock in the foreseeable future. Initial earnings that the Company may realize, if any, will be retained to finance the growth of the Company. Any future dividends, of which there can be no guarantee, will be directly dependent upon earnings of the Company, its financial requirements and other factors.

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OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. **Chief Executive Officer** — **Title**

Name: T.J. Jesky — Chief Executive Officer, President and Corporate Secretary

Office Street Address: 1801 E. Tropicana, Suite 9, Las Vegas, Nevada 89119 — **Age:** 53

Telephone Number: (702) 893-2556

Name of employers, titles and dates of positions held during the past five years with an indication of job responsibilities.

The Company is managed and led by T. J. Jesky, who has 22 years experience in the pharmaceutical industry. He is a former Division Manager for Procter & Gamble Pharmaceuticals. He began his pharmaceutical career in 1973 with Eaton Laboratories, whose headquarters were based in Norwich, New York. This company subsequently changed its name to Norwich Eaton, and in 1981 it was purchased by Procter & Gamble. The Division subsequently changed its name to Procter & Gamble Pharmaceuticals. Mr. Jesky held various positions in the company, including but not limited to: District Manager, Key Account Manager, Hospital Manager, Region Manager, Division Manager for U.S., Canada and Puerto Rico. He resigned from Procter & Gamble in 1995. He became President, CEO and sole stockholder of Studebaker's, Inc. a restaurant/nightclub and real estate holding company in Arizona. He sold this business in 1997, and opened a restaurant consulting business, named Ionosphere, Inc. In 1998, the Company became a publicly traded company on the OTC-BB, and was subsequently acquired by Axonyx, Inc. which is currently being traded on the NASDAQ National Market. He was President and Chairman of the Board of Boppers Holdings, Inc., a Nevada Corporation; the Company subsequently changed its name to e-Smart Technologies and is currently listed on the Pink Sheets. In August, 1998, Mr. Jesky founded Barrington Laboratories, Inc., he resigned from the Company when it was acquired by ModernGroove Entertainment, in January, 2001. This company is currently traded on the OTC-BB.

Education (degrees, schools, and dates):

Bachelor of Arts Degree in Marketing and Retailing from Bradley University, Peoria, IL, Graduated, May, 1969.

Also a director of the Company: YES -- Chairman of the Board

Indicate amount of time to be spent on Company matters if less than full time: 10-25 hours a week.

30. **Chief Operating Officer** — **Title**

Name: NONE

Office Street Address: **Age:**

Telephone Number:
Facsimile Number:

Name of employers, titles and dates of positions held during the past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a director of the Company: No

Indicate amount of time to be spent on Company matters if less than full time:

31. **Chief Financial Officer:** **Title:** CFO and Director

Name: Mark DeStefano **Age:** 40

Office Street Address:	500 N. Rainbow, Suite 300 Las Vegas, NV 89109
Telephone Number:	702-203-8477
Facsimile Number:	702-221-1963

Name of employers, titles and dates of positions held during the past five years with an indication of job responsibilities.

Mark DeStefano, Chief Financial Officer, has 17 years experience in the brokerage industry. Mark began his career as a stockbroker with Thomas James Associates, based in Rochester, New York. During his career with the company, 1984-1988, he was instrumental in the funding of more than 12 IPO's. In 1988, he moved to California where he took the position as Chief Financial Officer for AT Cellular, Inc. The company bought and sold mobile phones and paging companies. In 1992, he opened his own company, Asset Based Consulting Company. His company focused on small business finance, debt restructuring and tax planning. In 1997, he partnered with a corporate document service located in Las Vegas, Nevada. During the period of 1997-1999 the company assisted 17 companies from inception to publicly trading status on the OTC-Bulletin Board. In 1999, he founded MQ Holdings, Inc., which provides consulting services to more than 10 publicly trading companies on the OTC-Bulletin Board. These consulting services include the assistance with corporate registrations, filings, and the coordination of the legal and accounting requirements to maintain publicly trading status.

Education (degrees, schools, and dates):

B.S. Degree in Special Studies, Business and Food Systems Management, State University College of Buffalo, NY.

Also a director of the Company: Yes

Indicate amount of time to be spent on Company matters if less than full time:

10-25 hours a week

32. **Other Key Personnel:** **Title:** Corporate Secretary

Name: NONE

Office Street Address: **Age:**

Telephone Number:

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools and dates);

Also a Director of the Company: Yes _____ No

Indicate amount of time to be spent on Company matters if less than full time:

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DIRECTORS OF THE COMPANY

33. **Number of Directors:** Two (2)

If directors are not elected annually, or elected under a voting trust or other arrangement, explain:

The Company's directors are elected annually.

34. **Information concerning outside or other directors (i.e. those not described above):**

(A) **Name:** **Age:**

Office Street Address:

Telephone Number:

Name of employees, titles and dates of positions held during the past five years with an indication of job responsibilities.

35. (A) **Have any Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company? Explain:**

(B) **If any of the Officers, Directors, or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.**

The company is led by T. J. Jesky, President and CEO of Eaton Laboratories, Inc. He has twenty-two (22) years of experience in the pharmaceutical industry. He was Division Manager for Procter & Gamble Pharmaceuticals. He recently resigned as President of Barrington Laboratories, Inc, a publicly traded company on the OTC-BB, in order to help Eaton Laboratories fulfill its business plan.

(C) **If the Company has ever conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe circumstances, including relevant dates.**

Mr. T. J. Jesky, was an Officer and Director of three start-up companies. (See Item 29 for details.)

(D) **If any of the Company's key personnel are not employees, but are consultants or independent contractors, state the details of their engagement by the Company.**

Not Applicable.

(E) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including names of the person insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or to a surviving spouse.

The Company does not have any key man insurance. However, once in full operations the Company has plans to acquire this insurance for all officers and directors of the Company.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by the court for the business or property of any such persons, or any partnership in which any of such persons was general partner at or within the past five years, or any corporation or business association of which such person was an executive officer at or within the past five years, set forth below the names of such persons, and the nature and date of such action.

Not Applicable.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factor in the success of a business.

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PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Indicate separately all common stock issuable under conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of such consideration.

Name	Class of Shares	Average Price of Shares	No. of Shares Now Held	% of Total	No. of Shares Held After Offering if all Securities Sold	% Total
T. J. Jesky						
	Common Shares	$0.001	5,500,000	52.3%	5,500,000	42.3%
Mark DeStefano						
	Common Shares	$0.001	5,000,000	48.7%	5,000,000	38.5%

38. Number of shares beneficially owned by Officers and Directors as a group:

(A) Assuming minimum securities sold:

Before Offering: 10,500,000

After Offering: 10,500,000

(B) Assuming maximum securities sold

Before Offering: 10,500,000

After Offering: 10,500,000

(Assumes all options exercised and all convertible securities converted)

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MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (A) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe:

Not Applicable.

(B) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or entity controlled directly or indirectly by any such person) within the last two years, or proposes to do so within the future, explain. (This includes sales or leases of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

None -- Not Applicable.

(C) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

None -- Not Applicable.

40. (A) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	None	None
Chief Operating Officer	None	None
Chief Financial Officer	None	None
Key Personnel	None	None
Others	None	None
Total	None	None
Directors as a group (Number of persons - 2)	None	None

(B) If remuneration is expected to change or has been unpaid in prior years, explain:

Note: Neither Officer of the Company plans to take any remuneration throughout this project, they plan to reimburse themselves through stock dividends, provided the company can become profitable following the release of its proposed generic pharmaceutical product.

(C) If any employment agreements exist or are contemplated, describe:

None exist.

41. (A) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: _________ shares (____% of total shares to be outstanding after completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for the securities.

None -- Not Applicable.

(B) Number of common shares subject to issuance under the existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants:

None -- Not Applicable.

(C) Describe the extent to which the future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Any future stock purchase agreements, stock options, warrants or rights must be approved by a majority vote of the shareholders and approved by the Board of Directors.

42. If the business is highly dependent on the services of key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination.

The Company is highly dependent upon the services of it two Officers and only employees. The Company does not have any covenants not to compete between the Company and any key person, nor does the Company have any "key-man" insurance in place.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the name of the principal parties, the nature and current status of the matters, and the amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition or operations.

The Company does not have any legal liabilities, past or present, that could cause harm to the Company and its shareholders in the future.

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FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Not Applicable.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

Section 78.751 of Nevada law authorizes a Nevada corporation to indemnify its officers and directors against claims or liabilities arising out of such person's conduct as officers or directors if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company. The Articles of Incorporation provide for indemnification of the directors and officers of the Company. In addition, Article VII from the Articles of Incorporation for this Company provide for indemnification of the directors, officers, employees or agents of the Company. In general, these provisions provide for indemnification in instances when such persons acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company. Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that the opinion of the Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

Nevada's "Combination with Interested Stockholders Statute" and "Control Share Acquisition Statue" may have the effect of delaying or making it more difficult to effect a change in control of the Company.

The Combination with Interested Stockholders Statue prevents an "interested stockholder" and an applicable Nevada corporation from entering into a "combination," unless certain conditions are met. A combination means any merger or consolidation with an "interested stockholder," or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an "interested stockholder" having: (i) an aggregate market value equal to 5% or more of the aggregate market value of the assets of a corporation; (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of a corporation; or (iii) representing 10% or more of the earning power or net income of the corporation. An "interested stockholder" means the beneficial owner of 10% or more of the voting shares of a corporation, or an affiliate or associate thereof. A corporation may not engage in a "combination" within three years after the interested stockholder acquires his shares unless the combination or purchase is approved by the Board of Directors before the interested stockholder acquired such shares.

If approval is not obtained, after the expiration of the three-year period, the business combination may be consummated with the approval of the Board of Directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of: (i) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested stockholder, whichever is higher; (ii) the market value per common share on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher; or (iii) if higher for the holders of preferred stock, the highest liquidation value of the preferred stock.

Nevada's Control Share Acquisition Statue prohibits an acquirer, under certain circumstances, from voting shares of a target corporation's stock after crossing certain threshold ownership percentages, unless the acquirer obtains the approval of the target corporation's stockholders. The Control Share Acquisition Statue specifies three thresholds; one-fifth or more but less than one-third, one-third or more but less than a majority, and a majority or more, of the voting power of the corporation in the election of directors. Once an acquirer crosses one of the above thresholds, those shares acquired in such offer or acquisition and those shares acquired within the preceding ninety days become Control Shares and such Control Shares are deprived of the right to vote until disinterested stockholders restore the right. The Control Share Acquisition Statue also provides that in the event Control Shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting rights to the Control Shares are entitled to demand payment for the fair value of their shares.

The Company has filed, or will cause to be filed, with the Central Regional Office of the Securities and Exchange Commission (the "Commission"), a manually signed Form D, pursuant to Rule 506 of Regulation D of the Securities Act of 1933, as amended

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular of Form 1-A.

This is a developmental stage company with no prior operating history. Please find the financials that have been provided as an exhibit to this document.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial s statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

Not Applicable.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next twelve months, and give a rough estimate of the probable extent of the impact, if possible.

The Company does not have any historical operating results. The industry in which the Company will be participating is a $74 billion per year industry.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ________%. What is the anticipated gross margin for the next year of operator? Approximately ______%. If it is expected to change, explain. Also, if reasonable current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

The Company anticipates having a gross margin on its products of 85%. This is based upon a net unit cost of $11.00, based on the price of raw materials, manufacturing, labeling, and producing a bottle of 100 capsules. The product will be priced at two-thirds the current price of the innovator product. The currently innovator market for this product is approximately $80 million per year, according to *Drug Topics*.

50. Foreign sales as a percent of total sales for the last fiscal year: ______%. Domestic government sales as a percent of total domestic sales for last fiscal year: ______%. Explain the nature of these sales, including any anticipated change.

None -- Not Applicable.

SIGNATURES

A majority of the Directors of the Company hereby sign this Offering Circular on behalf of the Company and by so doing hereby certify that each has made diligent efforts to verify the material accuracy and completeness of the information herein contained. By signing this Offering Circular, the Chief Executive and Corporate Secretary agree to make themselves, the Company's books and records, copies of any contract, lease or other document referred to in the Offering Circular, or any other material contract or lease (including stock options and employee benefit plans), except any proprietary or confidential portions thereof, and a set of the exhibits to this Offering Circular, available to each investor prior to the time of investment, and to respond to questions and otherwise confirm the information contained herein prior to the making of any investment by such investor.

The Chief Executive Officer and the Chief Financial Officer signing hereby certifies that the financial statements submitted fairly state the Company's financial position and results of operations, or receipts and disbursements, as of August 28, 2001, and period indicated, all in accordance with generally accepted accounting principles consistently applied (except as stated in the notes ~~thereto) for~~ fair presentation under the circumstances.

Corporate Directors/Officers:

T. J. Jesky
Chief Executive Officer

Mark DeStefano
Director/CFO

EXHIBITS

A. Audited Financials Statements.

B: Atlantic Pharmaceuticals Contract

C. PharmaKenetics Contract

D. Articles of Incorporation

E. Subscription Agreement

EXHIBIT A

Audited Financials

Statements

Eaton Laboratories, Inc.
(A Development Stage Company)

Balance Sheets
as of
August 28, 2001
and
December 31, 2000

and

Statements of Income,
Stockholders' Equity, and
Cash Flows
for the period
March 29, 2000 (Inception)
To August 28, 2001

TABLE OF CONTENTS

G. BRAD BECKSTEAD
Certified Public Accountant

330 E. Warm Springs
Las Vegas, NV 89119
702.257.1984
702.362.0540 (fax)

INDEPENDENT AUDITOR'S REPORT

August 28, 2001

Board of Directors
Eaton Laboratories, Inc.
Las Vegas, NV

I have audited the Balance Sheets of Eaton Laboratories, Inc.(the "Company") (A Development Stage Company), as of August 28, 2001 and December 31, 2000, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the period February 2, 2000 (Date of Inception) to August 28, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the balance sheets of Eaton Laboratories, Inc., (A Development Stage Company), as of August 28, 2001 and December 31, 2000, and its related statements of operations, equity and cash flows for the period February 2, 2000 (Date of Inception) to August 28, 2001, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

G. Brad Beckstead, CPA

Eaton Laboratories, Inc.

(A Development Stage Company)

Balance Sheet

	August 28, 2001	December 31, 2000
Assets		
Current assets:		
Cash and equivalents	$ 40,498	$ 1,991
Total current assets	40,498	1,991
Deposits for research and development	255,980	187,000
Prepaid rent	2,330	
	$ 298,808	$ 188,991
Liabilities and Stockholders' Equity		
Current liabilities:	$ -	$ -
Total current liabilities	-	-
Stockholders' equity:		
Common stock, $0.001 par value, 80,000,000 shares authorized, 10,500,000 shares issued and outstanding	10,500	10,500
Additional paid-in capital	289,500	178,500
(Deficit) accumulated during development stage	(1,192)	(9)
	298,808	188,991
	$ 298,808	$ 188,991

The accompanying notes are an integral part of these financial statements.

Eaton Laboratories, Inc.
(A Development Stage Company)
Statement of Operations

	Period ending August 28, 2001	Period ending December 31, 2000	February 2, 2000 (inception) to August 28, 2001
Revenue	$ -	$ -	$ -
Expenses:			
General administrative expenses	1,183	9	1,192
Total expenses	1,183	9	1,192
Net (loss)	$ (1,183)	$ (9)	$ (1,192)
Weighted average number of common shares outstanding	10,500,000	10,500,000	10,500,000
Net (loss) per share	$ (0)	$ (0)	$ (0)

The accompanying notes are an integral part of these financial statements.

Eaton Laboratories, Inc

(A Development Stage Company)

Statement of Changes in Stockholders' Equity

For the period February 2, 2000 (Date of Inception) to August 28, 2001

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	(Deficit) Accumulated During Development Stage	Total Stockholders' Equity
Balance, February 2, 2000	-	$ -	$ -	$ -	$ -
Founders shares issued for cash	10,500,000	10,500	178,500	-	189,000
Net (loss) for the period ended December 31, 2000				(9)	(9)
Balance, December 31, 2000	10,500,000	10,500	178,500	(9)	188,991
Donated capital			111,000		111,000
Net (loss) for the period ended August 28, 2001				(1,183)	(1,183)
Balance, August 28, 2001	10,500,000	$ 10,500	$ 289,500	$ (1,192)	$ 298,808

The accompanying notes are an integral part of these financial statements.

Eaton Laboratories, Inc.

(A Development Stage Company)

Statement of Cash Flows

	Period ending August 28, 2001	Period ending December 31, 2000	February 2, 2000 (inception) to August 28, 2001
Cash flows from operating activities			
Net (loss)	$ (1,183)	$ (9)	$ (1,192)
Net cash (used) by operating activities	(1,183)	(9)	(1,192)
Cash flows from investing activities	-	-	-
Cash flows from financing activities			
Issuance of common stock	-	189,000	189,000
Donated capital	111,000	-	111,000
Net cash provided by financing activities	111,000	189,000	300,000
Net increase (decrease) in cash	109,817	188,991	298,808
Cash - beginning	188,991	-	-
Cash - ending	$ 298,808	$ 188,991	$ 298,808
Supplemental disclosures:			
Interest paid	$ -	$ -	$ -
Income taxes paid	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

Eaton Laboratories, Inc.
Notes

Note 1 – Significant accounting policies and procedures

Organization
The Company was organized February 2, 2000 (Date of Inception) under the laws of the State of Nevada, as Eaton Laboratories, Inc. The Company is authorized to issue 80,000,000 shares of $0.001 par value common stock. The Company has limited operations, and in accordance with SFAS #7, the Company is considered a development stage company.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
The Company maintains a cash balance in a non-interest-bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Revenue recognition
The Company recognizes revenue on an accrual basis as it invoices for services.

Reporting on the costs of start-up activities
Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.

Loss per share
Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. The Company had no dilutive common stock equivalents, such as stock options or warrants as of August 28, 2001 and December 31, 2000.

Advertising Costs
The Company expenses all costs of advertising as incurred. There were no advertising costs included in selling, general and administrative expenses for the period ended August 28, 2001 and December 31, 2000.

Fair value of financial instruments
Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of August 28, 2001 and December 31, 2000. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Impairment of long lived assets
Long lived assets held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. No such impairments have been identified by management at August 28, 2001 and December 31, 2000.

Segment reporting
The Company follows Statement of Financial Accounting Standards No. 130, "Disclosures About Segments of an Enterprise and Related Information". The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Dividends
The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid or declared since inception.

Income taxes
The Company follows Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109") for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

Recent pronouncements
The FASB recently issued Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of Effective Date of FASB Statement No. 133". The Statement defers for one year the effective date of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". The rule now will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement will require the company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income, if the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The company does not expect SFAS No. 133 to have a material impact on earning s and financial position.

In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB No. 101), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 did not impact the company's revenue recognition policies.

Note 2 – Income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires use of the liability method. SFAS No. 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences are as follows:

U.S federal statutory rate	(34.0%)
Valuation reserve	34.0%
Total	-%

As of August 28, 2001 and December 31, 2000, the Company has a net operating loss carryforward of approximately $224,000 for tax purposes, which will be available to offset future taxable income. If not used, this carryforward will expire in 2019 and 2020. The deferred tax asset relating to the operating loss carryforward of approximately $76,000 has been fully reserved at August 28, 2001 and December 31, 2000.

Note 3 – Stockholders' equity

The Company is authorized to issue 80,000,000 shares of its $0.001 par value common stock and 20,000,000 shares of its $0.001 par value preferred stock.

During November 2000, the Company issued 10,500,000 shares of its $0.001 par value common stock to its founders for total cash of $189,000.

During the period ended August 28, 2001, shareholders of the Company contributed $186,797 of cash as paid-in capital.

There have been no other issuances of common stock.

Note 4 – Prepaid research and development

On November 20, 2000, the Company entered into a research and development contract with Atlantic Pharmaceutical Services, Inc. (APS) whereby APS is to analyze and develop proprietary pharmaceutical products for the Company. As consideration for such services, the Company is to pay APS a total of $386,121, of which $159,000 has been paid prepaid as of August 28, 2001.

On August 17, 2001, the Company entered into a research and development contract with PharmaKinetics Laboratories, Inc. (PLI) whereby PLI is to perform Pilot and Pivotal studies on the Company's pharmaceutical products. As consideration for such services, the Company is to pay PLI a total of $293,280, of which $15,450 has been prepaid as of August 28, 2001.

On August 10, 2001, the Company entered into a consulting contract with Lachman Consultants (LC) whereby LC is to perform federal licensing and permit application services. As consideration for such services, the Company has prepaid $15,000 as of August 28, 2001.

Note 5 – Going concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not commenced its planned principal operations. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

Note 6 – Related party transactions

The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 7 – Warrants and options

There are no warrants or options outstanding to acquire any additional shares of common stock.

G. BRAD BECKSTEAD
Certified Public Accountant

330 E. Warm Springs
Las Vegas, NV 89119
702.257.1984
702.362.0540 (fax)

August 28, 2001

To Whom It May Concern:

The firm of G. Brad Beckstead, CPA, consents to the inclusion of my report of August 28, 2001, on the Financial Statements of Eaton Laboratories, Inc. for the period ended August 28, 2001, in any filings which are necessary now or in the near future to be filed with the US Securities and Exchange Commission.

Signed,

G. Brad Beckstead, CPA

EXHIBIT B

Atlantic Pharmaceuticals Contract

Powder Technology Division

Atlantic Pharmaceutical Services, Inc.

11200 Gundry Lane
Owings Mills, MD 21117-6254 USA
Tel: 410-413-1000
Fax: 410-413-2000
Website: www.apsoutsource.com

cGMP PROCESSING AGREEMENT BETWEEN ATLANTIC PHARMACEUTICAL SERVICES, INC. AND EATON LABORATORIES

APS Inc. (APS) hereby agrees to conduct cGMP processing in accordance with the terms of this cGMP Processing Agreement, including the Additional Terms and Conditions (attached to this Agreement).

Project	Project No.:
Project Generic	**2800**

By accepting this Agreement, Eaton Laboratories, hereafter called "Client," agrees to have APS conduct cGMP processing at APS's facility pursuant to this Agreement, Additional Terms and Conditions, and to APS's Standard Operating Procedures (SOPs). All work conducted under this contract is covered by a confidentiality or non-disclosure agreement between APS Inc. and the Client.

<u>cGMP Processing Conditions</u>

1. **The Client will be responsible for: (For client deliverables, see Appendix A&B)**

A. <u>Raw Materials Components</u>

1) a list of components and MSDSs shipped to APS, results of release tests (e.g., certificates of analyses) performed and accepted for each component, where applicable

B. <u>Batch Records, Labels and Other Forms</u>

1) master formula and preliminary processing procedures and steps;
2) approving "Master Batch Record in the APS format;"
3) retaining the verified copy of each "Working Batch Record" and returning the fully executed signature page (page 1 of the Record) to QA or the Document Control Specialist *(applicable only to batches released for clinical use)*;
4) approving APS's deviation reporting;

C. <u>Processing</u>

1) a list of names and signatures of the Client's employees who may approve batch records, swab sample results, and raw material components;
2) adhering to the schedule and dates as shown in paragraph 5;
3) **a verified/validated method of analysis for the active compound;**
4) maintaining and testing stability samples if taken;

D. <u>Completion</u>

1) Certificate of Analysis accompanying each batch record release indicating the full scope of testing performed;

2. **APS will be responsible for: For additional scope of work, see Appendix A)**

A. Training
   1) training of Client's personnel in APS's relevant SOPs.

B. Raw Materials Components
   1) sample, test and release components shipped to APS facility;
   2) receipt, storage, security, control, reconciliation and handling of components from time of receipt at APS until components and finished bulk products are shipped from APS;
   3) tracking expiration and/or re-testing dates;
   4) shipment of components and finished bulk products from APS per APS's standard packaging and shipment standards;
   5) providing proof of material receipt (shipping receiver) including date and condition, and invoice or packing slip;

C. Batch Records, Labels and Other Forms
   1) supply of all standard forms used in processing at APS;
   2) rounding and significant placement of figures per APS's SOP;
   3) a prepared "Master Batch Record" according to APS's standard with APS retaining ownership of the original;
   4) a verified copy of each "Working Batch Record," with APS retaining the original, completed "Working Batch Record;"
   5) writing deviations to "Working Batch Records;"

D. Processing
   1) technicians to operate and clean APS's equipment, sample and test in-process materials and equipment as required by manufacturing instructions and APS's SOPs;
   2) retain samples of finished bulk materials for reference purposes only;
   3) releasing for shipment to Client finished bulk products after receipt of Client's Certificate of Analysis (See paragraph 1.D.1)).
   4) use of APS's established labels for identification and tracking;
   5) swabbing equipment and rooms per APS's designated SOPs;
   6) releasing equipment and rooms per APS's allowable limits;

E. Shipping
   1) choosing and providing a common carrier for released finished bulk products.

3. Processing to be Conducted For: Eaton Laboratories (T.J. Jesky)

4. Component Name to be produced: Project Generic

5. Processing Dates and Service Charges: Refer to Appendix B

Additional Terms and Conditions for cGMP Processing Agreement

These additional terms and conditions are made part of the cGMP Processing Agreement between Eaton Laboratories (Client) and APS Inc. (APS) for the processing of

Rejection

(1) Client reserves the right at any time to reject Product which has been manufactured or processed during a particular production run if samples from that production run are not in compliance with the terms and conditions of this Agreement and/or the Specifications, but APS shall not be responsible for such rejection and Client shall pay APS for the manufacture of the Product if a later investigation of samples of the raw material shows that the raw material was not in compliance. In case of such rejection, APS will not charge a processing fee. In no event shall APS be responsible for the cost of the lost product or raw materials.

(2) Client may also reject Product which has been damaged during storage or handling at APS's Plant or which at the time of shipment does not fully comply with the terms and conditions of this Agreement and/or the Specifications; provided, however, that APS shall not be responsible for Product stored at APS's Plant in excess of the amount of storage to be provided by APS as agreed between APS and Client from time to time. The overall APS liability shall be limited to APS' insurance coverage.

(3) Client may not reject Product under this section where the failure of the Product results from Client's raw material or technical prescriptions, Specifications or instructions.

Records

APS shall keep complete and accurate books and records relating to the manufacture, processing and supply of the Product. Such records shall be made available to Client for inspection, copying and/or audit verification by Client at any reasonable time during APS's regular business hours.

Responsibilities and Indemnity

Client and APS hereby agree that with respect to the Product, their responsibilities, liabilities and indemnification obligations are as follows:

(1) Client has total and ultimate responsibility for the raw materials delivered to APS. Client shall have sole responsibility for ensuring that the raw material delivered to APS for processing and the Specifications for processing provided to APS satisfy all quality requirements of Client and comply fully with all applicable local, state and federal laws, rules, regulations and guidelines for such Product and processing of the Product and shall provide such personnel to APS's Plant as may be reasonably required to carry out the provisions of this Agreement.

(2) Client shall have sole responsibility for testing all raw material delivered to APS to ensure that at the point of delivery to APS's control such Product meets all of the specified and legal requirements therefor. APS shall verify such tests before commencing production on such raw material.

(3) Client hereby agrees to indemnify, defend and hold harmless APS from and against any and all third party claims, damages, actions, or suits made or brought against APS for recovery of damages which result from or arise in connection with the Product except to the extent arising from APS's failure to manufacture or store the Product in accordance with the Specifications.

(4) APS shall be responsible for processing the Product in accordance with the Specifications provided to APS by Client. APS ONLY WARRANTS THAT THE PRODUCT WILL MEET THE CLIENT'S SPECIFICATIONS INCLUDING BUT NOT LIMITED TO THOSE FOR STORAGE AND HANDLING AND THIS WARRANTY IS IN LIEU OF ALL OTHER WARRANTIES, EXPRESSED OR IMPLIED, AND APS HEREBY DISCLAIMS ANY AND ALL IMPLIED WARRANTIES, INCLUDING WARRANTIES OF MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE.

(5) APS hereby agrees to indemnify, defend and hold harmless Client from and against any and all third party claims, damages, actions or suits made or brought against Client for recovery of damages which result from or arise in connection with APS's failure to manufacture or store the Product in accordance with the Specifications provided.

(6) Notwithstanding any other terms of the Agreement to the contrary, APS's aggregate responsibility and liability, whether arising out of contract or tort, including negligence and strict liability, under this Agreement, including but not limited to all claims for breach of any warranty or guaranty, failure of performance or delay in performance by APS, or performance or non-performance of the purchased service shall not exceed the final contract price. In no event shall APS be liable for any special punitive, indirect, or consequential damages of any kind or character whatsoever including loss of profit, raw material, product, recall costs or use of productive facility.

(7) Nothing in this Agreement shall create any duty on the part of APS to any standard of care with reference to or any liability to any person other than Client.

Laws, Rules and Regulations

Client and APS shall comply with all applicable laws, rules, regulations, codes and standards of all federal, state, local and municipal governmental agencies which affect their respective performance and activities under this Agreement and will defend, indemnify and hold each other harmless from any penalties or fines which either of them causes the other party to incur as a result of their failure to comply, provided that if any such federal, state, local or municipal laws, rules, regulations, codes or standards are changed, or if new laws, regulations, codes or standards or interpretations thereof are enacted or adopted subsequent to the date of this Agreement, which require a material change in APS's equipment or Client's or APS's work, the parties shall negotiate in good faith, and mutually agree on any equitable adjustment to the Agreement.

Insurance

Each party shall maintain in full force and effect during the term of this Agreement comprehensive general liability, and workman's compensation insurance coverage including products liability and vendor's coverage with responsible insurance carriers with minimum limits of five million dollars ($5,000,000) per occurrence for all but workman's compensation, which shall be such insurance as required by statute. APS shall also insure the equipment under hazard insurance for its insurable value and will insure raw materials and the final Product up to the agreed quantity to be stored until delivered at replacement cost. APS agrees to accept Client's reasonable and adequate self-insurance program, as appropriate, in lieu of coverage by an outside carrier. Each party shall furnish the other with written evidence of self-insurance (if appropriate) and/or a certificate of outside carrier insurance within thirty (30) days of the date of this Agreement and each anniversary date of this Agreement thereafter, which certificate shall contain a clause requiring thirty (30) days advance notice of any cancellation or adverse change in coverage.

Force Majeure

Neither party shall be responsible for delays, failure or omissions due to any cause beyond its reasonable control, wheresoever arising which cannot be overcome by the exercise of due diligence, including, but not limited to, labor disturbances, riots, fires, earthquakes, floods, storms, lightning, epidemics, war disorders, governmental expropriation or confiscation of properties, failure of and delays by carriers reasonably procured, interference by civil or military authorities, or acts of God provided the best efforts are utilized to cure such delays, failures and omissions.

Independent Contractor

The relationship that APS holds to Client hereunder is that of an independent contractor. This Agreement is not intended to create and shall not be construed as creating between the parties hereto a relationship of principal and agent, joint ventures, partners or any other similar relationship, the existence of which is hereby expressly denied by the parties. APS shall pay and discharge, at its expense, any and all expenses, charges, fees and taxes arising out of or incidental to the carrying on of its business including, without limitation, workman's compensation, unemployment insurance and social security taxes levied or assessed with respect to employees of APS.

Waiver

No provision of this Agreement may be waived by any party except in writing. The parties hereto agree that the waiver by any party or a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach of that provision by the same party, or any other provision or condition of this Agreement.

Entire Agreement

This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and all prior understandings and agreements with respect to such matters are superseded by this Agreement. This Agreement may not be modified or amended except in writing duly executed by both parties. If any term or provision of this Agreement (other than for the payment of money) is illegal, invalid or in conflict with any existing or future law or the purpose of this Agreement, for any reason whatsoever, such term or provision shall be ineffectual and void, but only to the extent illegal, invalid or ineffectual, and the validity of the remainder of this Agreement or the provision shall not be affected thereby. The laws of the State of Maryland govern this agreement.

Appendix A
Scope of Work

Eaton Laboratories have provided to APS information pertaining to the composition and formulation of XR capsules. It is currently postulated that a two powder fill is required to obtain in-vivo and in-vitro release characteristics similar to Capsules. Currently, APS does not possess technology to achieve a two powder fill. However, APS can adapt its Zanazi AZ40 automated capsule filler to fill a capsule combination consisting of a powder fill and a pellet/granule fill. To obtain a requisite pellet fill, APS will develop a granular or pellet immediate release component for this product. The modified release portion of this product will be filled as a powder. Model development formulations will be compared to the innovator product for in-vitro release. Processing parameter for the granule/pellet fill will be determined through an experimental design. It is anticipated that approximately 12-16 experiments will be performed. For material conservation, these batches will be approximately 1-2 kgs in batch size. Prior to advancing to biobatch manufacturing, 1-2 trial batches (approximately 10 kg batch size) will be performed on the automated encapsulator utilizing both fill techniques. The data from these trials will be used to set critical operating parameters in the biobatch.

APS will procure and fully release of and all excipients needed for this work. APS will procure the raw materials for this work from suppliers approved by the client.

Prior to manufacturing the biobatch, APS will develop and validate new analytical methodologies and/or established compendial methods in its laboratory for XR capsules. Subsequently, APS will test the final capsule blends for content uniformity as well as the finished capsules for final release (assay, content uniformity and dissolution). As a requirement, APS will verify all major equipment pieces cleaned of drug and detergent (TOC analysis) residues. APS will ship the tablets to an outside contractor specified by Eaton Laboratories for product packaging upon release of the product.

Upon packaging of the biobatch, APS will placed the final packaged product on stability under ICH guidelines. Stability samples will be stored for 1,2,3 and 6 months at 40°C/75% relative humidity (RH) and for 3,6,9,12,18,24,36,48 and 60 months at 25°C/60% RH. Contingency samples will be stored at 30°C/60% RH in accordance with ICH Guidelines. APS's Quality Control will test each sample at its respective time interval.

Appendix B

Processing dates:

Process Development Phase	Dec 2000-Feb 2001
Biobatch manufacture	Mar2001
Stability Testing	Apr 2001 – Apr 2006

Note: Above dates are valid only if client signs agreement within fourteen (14) days of APS's authorization.

Charges:

Process Development	Small Scale Batch Manufacture	US$42,000
	Pilot Scale Batches	US$15,000
	Development Analytical Testing	US$6,500
	Methods Development/Validation	US$65,400
	Raw Materials (Active&excipients)	US$10,650
	Cleaning Verification -Pilot	US$12,600
Biobatch Manufacture		
	Full Raw Material Release	US$29,700
	Batch Manufacture	US$56,000
	In-Process Testing	US$5,000
	Finished Release	US$9,000
	Cleaning Verification	US$12,600
Stability Testing		
	Stress (40°C/75%RH)	US$8,000
	Ambient (25°/60%RH)	US$18,000
Supplemental Charges	Manufacture Equipment Upgrade	US$32,571
	Analytical Methods Upgrade	US$52,450
	Consumables	US$5,600
	Analytical Supplies/Reagents	US$5,050
Total		US$386,121

APS Initials AWB

Client's Initials MJ

Payment Schedule:

At Agreement Signing	US$ 127,000
At Completion of Process Development	US$ 120,000
At Completion of BioBatch Manufacture	US$ 113,121
At Six Months Stability Testing	US$ 12,000
At Twelve Months Stability Testing	US$ 4,000
At Twenty Four Months Stability Testing	US$ 4,000
At Thirty Six Month Stability Testing	US$ 2,000
At Forty Eight Month Stability Testing	US$ 2,000
At Sixty Month Stability Testing	US$ 2,000

Terms are net 30 days on invoices; late payments will incur a late charge of 1.5% per month.

Deliverables:

APS will provide to the client the following:

Written quotation and timeline
Procurement of all excipients and active pharmaceutical ingredient (API)
Procurement of require analytical and processing equipment
Methods development/validation - assay, impurities, dissolution, cleaning
Methods Validation reports
QC release testing of all excipients and API
Process Development Summary
Master Batch Records
In-process sampling Protocol
Sampling and testing for in-process and release testing
Verification of cleaning for processing equipment
Shipment of finished product for packaging
Copies of executed batch records
Stability protocols
Stability time point testing and reports

If this cGMP Processing Agreement as set forth above is acceptable, please sign below.

Eaton Laboratories	**APS Inc.**
Accepted this 20 day of November, 2000	Accepted this 6 day of Nov, 2000
By: Mark DeStefano	By: [signature]
Print Name: [signature]	Dilip M. Parikh Vice President and General Manager
Title: Treasurer	

EXHIBIT C

PharmaKinetics Contract

PharmaKinetics

CLINICAL AND ANALYTICAL RESEARCH PROJECT CONTRACT

SPONSOR:	Eaton Laboratories, Inc.
ADDRESS:	500 N. Rainbow Boulevard Suite 300 Las Vegas, NV 89107
ATTENTION:	Mark DeStefano
CONTRACTOR:	PharmaKinetics Laboratories, Inc.
PRINCIPAL INVESTIGATOR:	D. Ronald Goldwater, C.M., M.D.
PROJECT:	
START DATE:	On or about September 7, 2001, or such other date as mutually agreeable
ACCEPTANCE TERMS:	Fourteen days from Contractor's signature date

The following represents the agreement for the Clinical Study and Bioanalysis to be conducted by the Contractor on behalf of the Sponsor. The Sponsor and Contractor agree to abide by the terms set forth herein and to the indemnification agreement pertaining thereto.

TEST ARTICLES	Drug samples sent to Contractor, and/or designated by Sponsor, for use in a clinical study.
BIOLOGICAL SAMPLES:	A human or animal biological specimen (e.g. blood, urine...) collected during a clinical study.
SPONSOR	A person or other entity who initiates, by provision of financial or other resources, a project and who submits the final report to the regulatory agencies.
CONTRACTOR	A Company, group, individual or any persons employed by the Contractor to perform work on behalf of the Sponsor.

Initial-Sponsor

Initial-Contractor

CLINICAL STUDY Systematic studies in humans in order to discover or verify the effects and/or adverse events of investigational products and to study their absorption, distribution, metabolism, and excretion.

BIOANALYTICAL Any experiment in which the biological samples are studied prospectively in a test system under laboratory conditions.

STANDARD TERMS AND CONDITIONS

PROJECT DEFINITION The project shall be defined as the work agreed to be assumed by Contractor on behalf of Sponsor as set-out in the clinical protocol identified in this agreement, by the terms set forth herein, and by all applicable GLP, GCP, and any other federal, state and local laws and regulations which may apply to the study. Upon completion of the project, Contractor will supply a copy of the appropriate final report(s) to Sponsor, unless otherwise directed by Sponsor.

CONFIDENTIALITY Contractor shall exercise due care and diligence, to prevent disclosure of confidential information to any third party. Contractor shall not use any confidential information for any purpose except for that required to carry out the agreed upon work. Contractor shall not disclose to any third party any confidential information received from Sponsor with respect to this study or any confidential information arising from the conduct of this project by Contractor without the expressed, written consent of Sponsor, except where such disclosure is required by law. In the event of such disclosure as may be required by a regulatory authority, Contractor shall immediately inform Sponsor in writing of the nature, extent, and date of said disclosure. In the event confidential information is disclosed orally by Sponsor to Contractor and is not reduced to writing within thirty (30) days of such oral disclosure, the burden of proof shall be on Sponsor to demonstrate the nature and extent of such oral disclosures if it wishes to enforce any obligation of secrecy.

Except for regulatory submission for which this project is intended, Sponsor shall not disclose to any third party any confidential information received from Contractor or any information arising from the conduct of this project by the Contractor or from the conduct of an inspection by the Sponsor without the expressed, written consent of Contractor, except where such disclosure is required by law. In the event of such disclosure as may be required by a regulatory authority, Sponsor shall immediately inform Contractor in writing of the nature, extent and date of said disclosure.

Initial-Sponsor

Initial-Contractor

REGULATORY REQUIREMENTS

Sponsor and Contractor shall ensure that the part of the project they shall conduct, will meet or exceed the requirements and/or guidelines of regulatory agencies known or available at the time the project is initiated. Contractor shall conduct work strictly in accordance with all applicable principles of Good Clinical and Laboratory Practices, the protocol and the laws and regulations of the United States.

INSPECTION

Sponsor reserves the right to ensure proper monitoring of the project and to conduct an inspection of Contractor's clinical and/or analytical site(s) before, during or after a project. Sponsor shall be required to provide reasonable notice in advance of any such inspection. This inspection may be executed by the Sponsor's monitor and/or any other agent(s) so appointed by Sponsor for this purpose. The inspecting agent for Sponsor shall abide by Contractor's regulations pertaining to operational safety and shall conduct this inspection during normal business hours.

DISPOSITION OF TEST ARTICLES AND BIOLOGICAL SAMPLES

A. Test Articles: Sponsor shall provide Contractor with Test Articles in sufficient quantities, in appropriately labelled and sealed containers, and in sufficient time as to allow Contractor to inventory and place same under control of their pharmacy.

Contractor shall take such steps as to ensure the proper and safe handling and storage of test articles received from Sponsor and shall assure full documentation and accountability for dispensed and retained articles while such are held in their possession.

Contractor shall retain samples of test articles as may be required by the relevant regulatory jurisdiction. If not bound by any regulatory requirements or following expiration of statutory retention period, Contractor, as the case may be, shall consult with Sponsor and agree in writing with respect to the disposition of the Test Articles remaining from the conduct of the clinical study. During the retention period, the remaining study supplies and associated documentation shall be made available for inspection by Sponsor, Sponsor's duly appointed agent, or authorized officials of appropriate regulatory agencies. In the case of the latter, Contractor shall inform sponsor in writing of the date, nature, extent, and outcome of such an inspection.

B. Biological Samples: Contractor shall take all appropriate steps to ensure the identity, safety and proper storage of all samples collected during the conduct of a clinical study during the period of their possession by contractor.

Six months after receipt of the written final report, Contractor shall inform Sponsor by mail with respect to the final disposition of the remaining study samples. At that time, Sponsor will be asked for permission to return, destroy or continue storing the samples. If continued storage is elected, a monthly fee of $0.20/sample will be applied.

Initial-Sponsor

Initial-Contractor

PROJECT TIME-LINE Contractor shall execute the project in a timely fashion so as not to cause Sponsor any unreasonable delays with respect to Sponsor's intended project completion and submission schedule.

FORCE MAJEURE Sponsor and Contractor acknowledge that execution and/or completion of the project may be delayed or permanently interrupted or precluded due to events or circumstances beyond the control of either party. In the event of storm, fire and/or explosion, revolution, war, civil strife, Acts of God, government prohibition or any other contingency beyond the control of either Sponsor or Contractor which prevents either party from satisfying the terms of this agreement, Sponsor and Contractor agree to absolve the other of any liability with respect to this project.

POSTPONEMENT/ CANCELLATION Except in the event of Force Majeure, postponement or cancellation of the project by Sponsor within 21 days of the agreed scheduling shall result in Contractor being reimbursed 10% of the total project price. This shall apply only to projects prior to commencement. Projects cancelled following commencement shall be considered to have been terminated.

TERMINATION In the event that it becomes necessary for either party to terminate the project prior to completion, the following consideration shall be given to the alternate party to this agreement:

[a] Sponsor: In the event of termination by Contractor, Sponsor shall be reimbursed for all monies paid to Contractor, as set forth in this agreement or otherwise agreed to in writing, in consideration for execution of the project on behalf of Sponsor. Sponsor shall not be held liable for any further costs incurred by Contractor following termination of the project by Contractor.

[b] Contractor: In the event of termination by Sponsor, Contractor shall be reimbursed for all reasonable costs associated with the work executed by Contractor including any reasonable costs associated with such termination.

Initial-Sponsor

Initial-Contractor

NOTICE

In consideration of this agreement and for execution of the project identified herein, any notice required to be given by either party shall be accepted as being sufficiently given if sent to the appropriate party by pre-paid post at the addresses set forth below:

TO: Eaton Laboratories, Inc.
500 N. Rainbow Boulevard
Suite 300
Las Vegas, NV 89107
Attn: Mark DeStefano

TO: PharmaKinetics Laboratories, Inc.
302 W. Fayette Street
Baltimore, MD 21201
Attn: Betsy Geishen Scott

COMMUNICATION

Contractor agrees to inform Sponsor immediately of any pending regulatory inspections and audits and will cooperate with the Sponsor in answering any queries raised that result from the inspection and audit.

INDEMNIFICATION

Sponsor shall indemnify and hold harmless the Contractor and its successors and assigns against any and all liability whatsoever which Contractor may sustain in any matter connected with the use of the Test Articles within the study, except that this indemnity shall not apply to any liability caused by Contractor's own negligence in the performance of its obligations under law and as set forth in this agreement and the protocol. In the event of any legal action arising out of the conduct of this study however caused, both parties to this agreement undertake to inform the other of such action without delay.

In the event of an error or omission committed by Contractor in the performance of this study which renders the study results unacceptable for the use to which the Sponsor intends to use the study results, Contractor shall, at Sponsor's sole election: (i) reimburse Sponsor for its costs or (ii) repeat the study at no additional cost to Sponsor. In either case, the amount Contractor will reimburse Sponsor or expend to repeat the study shall not exceed the value of this agreement.

DEBARMENT

Contractor warrants to Sponsor and its subsidiaries and affiliated companies that it is not debarred under Section 2 of the Generic Drug Enforcement Act of 1992 (The "Act") and that it does not and will not use in any capacity the services of any person debarred under the Act. Contractor further represents to Sponsor and its subsidiaries and affiliated companies that neither it, nor, to the best of its knowledge, any of its employees, agents or contractors, has engaged in any activity which could lead to it becoming debarred under the Act.

Initial-Sponsor

Initial-Contractor

RETENTION OF RECORDS

The Contractor acknowledges that all test articles, raw data (excluding patients personal medical records), project documents, interim reports, and final report, are the property of the Sponsor. All raw data, project documents interim reports and final report (hereby referred to as Documentation) must be retained by the Contractor for the appropriate period of time that is detailed and demanded by regulatory agencies. Sponsor will be notified by Contractor five years following shipment of the final report to Sponsor, requesting final disposition of study Documentation. At that time, permission will be asked to return, destroy, or continue storing Documentation. Should Sponsor elect continued storage of Documentation by Contractor, Sponsor will be assessed an annual storage fee of $1,000 per final report.

During the Retention Period, Documentation shall be available for inspection by the Sponsor, the Sponsor's authorized agents and any duly authorized official of appropriate regulatory agencies.

LIABILITY AND INSURANCE

The Contractor shall secure and maintain in full force and effect throughout the performance of the study insurance coverage sufficient to cover their exposure for general liability in the normal course of business. The Sponsor shall secure and maintain in full force and effect throughout the performance of the study product and general liability insurance coverage sufficient to cover their exposure for general liability in the normal course of business. Certificates evidencing such insurance will be made available for examination upon request by either party.

REMUNERATION

Except where set-forth by prior arrangement and agreed to in writing by both parties, payment for execution of the project described herein shall be in accordance with the Terms of Remuneration as set-out in this agreement. Any changes to these terms following execution of this instrument must be agreed to in writing by both parties.

APPLICABLE LAW

This Agreement shall be construed, interpreted and enforced under the laws of the State of Maryland.

Initial-Sponsor

Initial-Contractor

Protocol No.: 11677
Project No.: 208-01-11677
Date: July 20, 2001

TERMS OF REMUNERATION:

Pilot Study:

Sponsor shall pay $30,900 for the performance of the pilot study project, Protocol #11677, as outlined in Appendix I and as set forth in this Agreement.

Sponsor may elect to conduct additional pilot studies as outlined in Appendix I, subsequent to the completion of pilot study #11677. Sponsor will pay $30,900 for the performance of each additional pilot study project. Changes in protocol design from #11677 as authorized by Sponsor may result in a change of study price and will be renegotiated by Contractor and Sponsor.

Pivotal Study:

Sponsor Shall pay $262,380 for the performance of pivotal study project, Protocol #11678, as outlined in Appendix II and as set forth in this Agreement. Price and terms for pivotal study will be guaranteed by Contractor for initiation of the study by December 31, 2001. Should initiation of the project fall after December 31, 2001, study price will revert to $271,500 and will be guaranteed by Contractor through June 30, 2002. Changes in protocol design from #11674 as authorized by Sponsor may result in a change of study price and will be renegotiated by Contractor and Sponsor.

Contractor will provide Sponsor with interim analytical data for the pivotal study, for the purpose of evaluating study results on an on-going basis. Should the pivotal study be discontinued by Sponsor prior to study completion based on interim results, study price will be pro-rated to reflect work completed up to the point of discontinuation, with no penalty to Sponsor.

Payment Terms:

Payment will be rendered for each project according to the following schedule and terms:

[1]	Study initiation fee: 50% of study price prior to initiation of study	$15,450
[2]	Study balance: 50% due net 30 days after receipt of final report	$15,450

Payment will be submitted following receipt by Sponsor of a project statement and invoice from Contractor. Past due balances will be subject to a monthly service charge of 1-1/2% until paid.

PHARMAKINETICS LABORATORIES, INC.:

James M. Wilkinson, II, Ph.D.
President and Chief Executive Officer

Date: 7/20/01

EATON LABORATORIES, INC.

Date: 7/25/01

B#1717

Initial-Sponsor

Initial-Contractor

Appendix II
June 22, 2001

COMPARATIVE BIOAVAILABILITY STUDY OF

PIVOTAL STUDY

Protocol design		Price
Project Generic		
24 subject, single dose, two-treatment, two-sequence, *four-period crossover replicate study under fed conditions;* subjects housed 12 hours pre-dose to 24 hours post dose; at least a one week washout between doses; plasma samples collected to 12 hours (76 samples/subject); urine collections obtained to 24 hours (36 samples/subject); compilation of comprehensive clinical report		$135,840
HPLC-UV analysis of approximately 1,824 plasma samples @ $45 for analytical report		$ 82,080
HPLC-UV analysis of approximately 864 urine samples @ $40/sample for , analytical report;		$ 34,560
creatinine clearance determination		$ 2,400
Statistical analyses of pharmacokinetic data; statistical report		$ 7,500
	Total:	$262,380

Appendix I
June 22, 2001

COMPARATIVE BIOAVAILABILITY STUDY

Protocol design		Price
Project Generic		
6 subject, single 100 mg dose, two-treatment, two-period crossover pilot study under fed conditions; subjects housed 12 hours pre-dose to 24 hours post dose; at least a one week washout between periods; plasma samples collected to 12 hours (38 samples/subject); urine collections obtained to 24 hours (18 samples/subject); compilation of clinical report		$ 13,820
HPLC-UV analysis of approximately 228 plasma samples @ $45 for analytical report		$ 10,260
HPLC analysis of approximately 108 urine samples @ $40/sample for analytical report		$ 4,320
Statistical analyses, statistical report		$ 2,500
	Total:	$ 30,900

EXHIBIT D

Articles of Incorporation

SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **EATON LABORATORIES, INC.** did on **February 2, 2000** file in this office the original Articles of Incorporation; that said Articles are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office, in Carson City, Nevada, on **February 2, 2000.**

Dean Heller

Secretary of State

By Patricia Laman

Certification Clerk

FILED # C2858-00

FEB 0 2 2000

IN THE OFFICE OF
DEAN HELLER SECRETARY OF STATE

ARTICLES OF INCORPORATION

OF

Eaton Laboratories, Inc.

KNOW ALL MEN BY THESE PRESENTS:

That the undersigned, for the purpose of forming a corporation under and by virtue of the laws of the State of Nevada, do hereby adopt the following Articles of Incorporation.

1. Name of Company:

Eaton Laboratories, Inc.

2. Resident Agent:

The resident agent of the Company is:

T. J. Jesky
1801 E. Tropicana, Suite 9
Las Vegas, NV 89119

3. Board of Directors:

The company shall initially have two (2) directors. They are: T. J. Jesky. 1801 E. Tropicana, Suite 9, Las Vegas, NV 89119 and Mark DeStefano, 8555 W. Sahara, Suite 130, Las Vegas, NV 89117. These individuals shall serve as directors until their successor or successors have been elected and qualified. The number of directors may be increased or decreased by a duly adopted amendment to the By-Laws of the Corporation.

4. Authorized Shares:

The aggregate number of shares which the Corporation shall have authority to issue shall consist of 20,000,000 shares of Common Stock having a $.001 par value, and 5,000,000 share of Preferred Stock having a $.001 par value. The Common Stock and/or Preferred Stock of the Company may be issued from time to time without prior approval by the stockholders. The Common Stock and/or Preferred Stock may be issued for such consideration as may be fixed from time to time by the Board of Directors. The Board of Directors may issue such shares of Common and/or Preferred Stock in one or more series, with such voting powers, designations, preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolution of resolutions.

5. Preemptive Rights and Assessment of Shares:

Holders of Common Stock or Preferred Stock of the Corporation shall not have any preference, preemptive right or right of subscription to acquire shares of the Corporation authorized, issued, or sold, or to be authorized, issued or sold, or to any obligations or shares authorized or issued or to be authorized or issued, and convertible into shares of the Corporation, nor to any right of subscription thereto, other than to the extent, if any, the Board of Directors in its sole discretion, may determine from time to time.

6. Directors' and Officers' Liability:

A director or officer of the Corporation shall not be personally liable to this Corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve international misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of the Article by stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts of omissions prior to such repeal of modification.

7. Indemnity:

Every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she or a person with whom he or she is a legal representative, is or was a director of the Corporation, or who is serving at the request of the Corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the Corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

Without limiting the application of the foregoing, the Board of Directors may adopt By-Laws from time to time without respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause the Corporation to purchased or maintain insurance on behalf of any person who is or was a director or officer.

8. Amendments:

Subject at all times to the express provisions of Section 4 on the Assessment of Shares, this Corporation reserves the right to amend, alter, change, or repeal any provision contained in these Articles of Incorporation or its By-Laws, in the manner now or hereafter prescribed by statute or the Articles of Incorporation of said By-Laws, and all rights conferred upon shareholders are granted subject to this reservation.

9. Power of Directors:

In furtherance, and not in limitation of those powers conferred by statute, the Board of Directors is expressly authorized:

(a) Subject to the By-Laws, if any adopted by the shareholders, to make, alter or repeal the By-Laws of the corporation;

(b) To authorize and caused to be executed mortgages and lines, with or without limitations as to amount, upon the real and personal property of the corporation;

(c) To authorize the guaranty by the Corporation of the securities, evidences of indebtedness and obligations of other persons, corporations or business entities;

(d) To set apart out of any funds of the Corporation available for dividends a reserve or reserves for any proper purpose and to abolish any such reserve;

(e) By resolution adopted by the majority of the whole Board, to designate one or more committees to consist of one or more Directors of the Corporation, which, to the extent provided on the resolution or in the By-Laws of the Corporation, shall have and may authorize the seal of the Corporation to be affixed to all papers which may require it. Such committee or committees shall have name and names as may be stated in the By-Laws of the Corporation or as may be determined from time to time by resolution adopted by the Board of Directors.

All the corporate powers of the Corporation shall be exercised by the Board of Directors except as otherwise herein or in the By-Laws or by law.

IN WITNESS WHEREOF, I hereunder set my hand on 27 th day of January, 2000, hereby declaring and certifying that the facts stated hereinabove are true.

Signature of Incorporator:

Name: T. J. Jesky
Address: 1801 E. Tropicana, Suite 9
Las Vegas, NV 89119

Signature: [signature]

STATE OF NEVADA)
) ss.
County of Clark)

The foregoing instrument was acknowledged before me this 27 day of January, 2000.

My Commission Expires: 7/31/02 [signature]
Notary Public

Notary Public - State of Nevada
County of Clark
TINA M. McCOMBS
My Appointment Expires
July 31, 2002
No 94-1940-1

Certificate of Acceptance of Appointment of Resident Agent:

I, T. J. Jesky, hereby accept appointment as Resident Agent for the above named corporation.

[signature]
T. J. Jesky
Signature of Resident Agent

EXHIBIT E

Subscription Agreement

DEAN HELLER
Secretary of State

RENEE L. LACEY
Chief Deputy Secretary of State

STATE OF NEVADA

CHARLES E. MOORE
Securities Administrator

SCOTT W. ANDERSON
Deputy Secretary for Commercial Recordings

SUSAN MORANDI
Deputy Secretary for Elections

OFFICE OF THE

SECRETARY OF STATE

NOTICE OF EFFECTIVENESS

TO: THOMAS C. COOK, ESQ.
THOMAS C. COOK & ASSOCIATES
4955 SOUTH DURANGO #214
LAS VEGAS NY 89113

DATE: 10/04/2001
FILE NO.: R01-118
FILE DATE: 9/5/2001

ISSUER: EATON LABORATORIES, INC.

Please be advised that the registration statement of the above referenced issuer became effective in Nevada on 10/4/2001.

Such registration does not constitute a finding by the administration that any document filed under this Chapter 90 of the Nevada Revised Statutes is true, complete and/or not misleading. Further, the administrator has not passed upon the merits or qualifications of or recommended or given approval to, any person, security, or transaction. Any representation to the contrary is a violation of NRS 90.610 and is subject to criminal and/or civil penalties.

The Securities Division requests a copy of the final prospectus when available together with any other post-effective amendment required by Nevada securities laws and/or regulations. The effectiveness of this registration statement expires one (1) year from the date of effectiveness in Nevada unless terminated at an earlier date.

This notice is applicable only to the securities involved in this offering. Broker-dealer and/or agents must be approved independently.

ADDITIONAL COMMENTS

Please address any inquiries to this office, at (702) 486-2440.
Yours truly,

Edwin J. Apenbrink
Director of Registration and Licensing

MAIN OFFICE:
101 N. Carson Street
Suite 3
Carson City, Nevada 89701-4786
Telephone (775) 684-5708
Fax (775) 684-5725

SECURITIES DIVISION:
555 E. Washington Avenue
Suite 5200
Las Vegas, Nevada 89101
Telephone (702) 486-2440
Fax (702) 486-2452

SECURITIES SATELLITE OFFICE:
1755 E. Plumb Lane
Suite 231
Reno, Nevada 89502
Telephone (775) 688-1855
Fax (775) 688-1858

CORPORATE SATELLITE OFFICE:
555 E. Washington Avenue
Suite 2900
Las Vegas, Nevada 89101
Telephone (702) 486-2880
Fax (702) 486-2888

(01 433)

SUBSCRIPTION AGREEMENT – EATON LABORATORIES, INC.

1. INVESTMENT:

(a) The undersigned subscribes for ______________ shares of Common Stock of Eaton Laboratories, Inc. at $0.40 per share.

(b) Total subscription price ($0.40 times number of shares): = $______________.

Signatures: Executed this______day of___________,2001 at_________________, ______.
City State

X ______________________________ X ______________________________
Signature (investor or authorized signature) Signature (investor or authorized signature)

2. INVESTOR INFORMATION:

Name (type or print)	Social Sec. No.	Address
Name (type or print)	Social Sec. No.	Address

Mailing Address (if different from above): ______________________________

Business Phone: ( ) ______________ Home Phone: ( ) ______________

3. TYPE OF OWNERSHIP: (You must check one box)

1. [ ] Individual
2. [ ] Tenants in Common
3. [ ] Community Property
4. [ ] Partnership
5. [ ] Trust
6. [ ] Joint Tenants with rights of Survivorship
7. [ ] Custodian for ______________
8. [ ] Uniform Gifts to Minors Act of the State of
9. [ ] Corporation
10. [ ] Other (explain) ______________

4. RECEIPT OF DISCLOSURE DOCUMENT:

By executing this subscription agreement, the undersigned acknowledges receipt of a current Disclosure Document, as supplemented to the date of this Subscription Agreement, in which the terms and conditions of the offering of Common Stock and the risks associated therewith are described.

5. TERMINATION OF THE OFFERING:

The undersigned understands that the Company may terminate the offering at any time and for any reason. If the offering is so terminated, and the Company, and/or the Escrow Agent, is holding subscriptions that have not been accepted by an authorized representative of the Company, together with the unaccepted subscription agreements, then in that event the subscriptions so held shall be returned with any interest earned thereon.

6. REPRESENTATION AND WARRANTS:

By executing this subscription agreement, the undersigned represents and warrants to the Company that: (a) Subscriber is buying the Common Stock for Subscriber's own account or is buying for the account or benefit of a member or members of Subscriber's immediate family or in a fiduciary capacity for the account of another person or entity and is not purchasing as an agent for another. Furthermore, if Subscriber is purchasing for the account of another person or entity, subscriber has full authority to execute this Subscription Agreement in such capacity and on behalf of such person or entity. (b) Subscriber is 18 years of age or over (You must check box): [ ] Yes [ ] No
(c) Subscriber has received, read, and understands the Prospectus dated: August 28, 2001.
(d) Subscriber can afford the entire loss of the purchase price hereto should there be such a loss.

7. ACCEPTANCE OF SUBSCRIPTION:

The undersigned hereby confirms Subscriber's understanding that the Company has the full right to accept or reject this subscription, providing that the Company must accept or reject the subscription within thirty (30) days after it is received by the Company. In case of rejection of a subscription, contributions of such persons will promptly be returned to such persons without interest thereon. Please make a copy of your completed Subscription Agreement for yourself after signing.

x______________________________
Subscriber's Signature
Dated this ____ day of ______________, 2001.

MAKE CHECK PAYABLE TO: EATON LABORATORIES, INC.
SEND SUBSCRIPTION AGREEMENT AND CHECK TO:

Eaton Laboratories, Inc. 500 N. Rainbow, Suite 300, Las Vegas, NV 89107

Accepted for the Company this _____ day of ______________, 2001, By: ______________________ Title: ____________

SUBSCRIPTION AGREEMENT – EATON LABORATORIES, INC.

1. INVESTMENT:

(a) The undersigned subscribes for _______________ shares of Common Stock of Eaton Laboratories, Inc. at $0.40 per share.
(b) Total subscription price ($0.40 times number of shares): = $_______________.

Signatures: Executed this ______ day of ____________, 2001 at __________________, ______.
City State

X ______________________________ X ______________________________
Signature (investor or authorized signature) Signature (investor or authorized signature)

2. INVESTOR INFORMATION:

Name (type or print)	Social Sec. No.	Address
Name (type or print)	Social Sec. No.	Address

Mailing Address (if different from above): ______________________________

Business Phone: (   ) ________________ Home Phone: (   ) ________________

3. TYPE OF OWNERSHIP: (You must check one box)

1. [ ] Individual
2. [ ] Tenants in Common
3. [ ] Community Property
4. [ ] Partnership
5. [ ] Trust
6. [ ] Joint Tenants with rights of Survivorship
7. [ ] Custodian for ________________
8. [ ] Uniform Gifts to Minors Act of the State of
9. [ ] Corporation
10. [ ] Other (explain) ________________

4. RECEIPT OF DISCLOSURE DOCUMENT:

By executing this subscription agreement, the undersigned acknowledges receipt of a current Disclosure Document, as supplemented to the date of this Subscription Agreement, in which the terms and conditions of the offering of Common Stock and the risks associated therewith are described.

5. TERMINATION OF THE OFFERING:

The undersigned understands that the Company may terminate the offering at any time and for any reason. If the offering is so terminated, and the Company, and/or the Escrow Agent, is holding subscriptions that have not been accepted by an authorized representative of the Company, together with the unaccepted subscription agreements, then in that event the subscriptions so held shall be returned with any interest earned thereon.

6. REPRESENTATION AND WARRANTS:

By executing this subscription agreement, the undersigned represents and warrants to the Company that: (a) Subscriber is buying the Common Stock for Subscriber's own account or is buying for the account or benefit of a member or members of Subscriber's immediate family or in a fiduciary capacity for the account of another person or entity and is not purchasing as an agent for another. Furthermore, if Subscriber is purchasing for the account of another person or entity, subscriber has full authority to execute this Subscription Agreement in such capacity and on behalf of such person or entity. (b) Subscriber is 18 years of age or over (You must check box): [ ] Yes [ ] No
(c) Subscriber has received, read, and understands the Prospectus dated: August 28, 2001.
(d) Subscriber can afford the entire loss of the purchase price hereto should there be such a loss.

7. ACCEPTANCE OF SUBSCRIPTION:

The undersigned hereby confirms Subscriber's understanding that the Company has the full right to accept or reject this subscription, providing that the Company must accept or reject the subscription within thirty (30) days after it is received by the Company. In case of rejection of a subscription, contributions of such persons will promptly be returned to such persons without interest thereon. Please make a copy of your completed Subscription Agreement for yourself after signing.

x ______________________________
Subscriber's Signature
Dated this ____ day of _____________, 2001.

MAKE CHECK PAYABLE TO: EATON LABORATORIES, INC.
SEND SUBSCRIPTION AGREEMENT AND CHECK TO:

Eaton Laboratories, Inc. 500 N. Rainbow, Suite 300, Las Vegas, NV 89107

Accepted for the Company this _____ day of _____________, 2001, By: ________________________ Title: ____________

Eaton Laboratories, Inc.